filed

02028968

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Unaxis Holding

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34643 FISCAL YEAR 12-31-01

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DATE : 5/14/02

unaxis

82-34643 making it possible

Rule 12g3-2(b) File No. ~~82-5190~~

AR/S
12-31-01

02 APR -2 AM 8:56

This annual report is also available in German.
In case of disparities, the German version shall prevail.

Contents

Unaxis – making IT possible





We are a global provider of manufacturing systems, components and services for select growth markets in the information technology industry. Our field of activities encompasses the following Business Segments: Information Technology (semiconductors, flat-panel displays, data storage devices and optical components), Surface Technology, as well as Components and Special Systems (vacuum technology and aerospace).

Our core competencies lie in thin-film and surface-coating technologies, as well as semiconductor assembly. Through the targeted deployment of those key capabilities, we develop creative solutions that provide tremendous benefit to our customers.

As a globally active company, we bear an equal obligation to our customers, employees and shareholders. Unaxis strives to achieve the highest level of customer and employee satisfaction, as well as a sustainable increase in the value of our enterprise. Our actions are resolutely oriented towards the principles of sustainable development, and we make a significant contribution towards treating the environment in an ecologically friendly manner. The majority of our manufacturing processes, products and systems are designed to foster a reduction in the consumption of energy and other natural resources.



Tremendous benefit for our customers, our partners

In long-term partnership with our customers, we develop creative solutions that help them to gain a competitive edge. We understand the current and future needs of our customers, and are capable of anticipating and reacting appropriately to the rapidly changing global marketplace. That makes us the preferred provider in the markets we address.

Motivated and satisfied employees are a decisive success factor

In our demanding, dynamic field of activity, our employees are a crucial factor in our long-term success. Consequently, we foster a corporate culture that encourages team spirit, entrepreneurial thinking and dealing, as well as the personal development of each individual. And we promote frank and honest communication. Because Unaxis wishes to be, and remain, an attractive employer for its current and future employees.

Added value for shareholders

Revenue growth and profitability that lie above the industry average are central to strengthening our position in the marketplace and to our investment in new products and applications. Unaxis has set itself the goal of achieving sustainable growth in sales and profits, thus creating added value for its shareholders over the long term.

Key figures Unaxis Corporation

in million	Consolidated totals	2001* CHF	2000 CHF	2001* EUR
	Sales	2 127	3 285	1 409
	– Change in %	– 35		– 35
	Operating result before depreciation and amortization (EBITDA)	182	460	121
	Operating result from current activities	– 11	314	– 7
	– in % of sales	– 1	10	– 1
	Impairment losses on goodwill	200	0	132
	Operating result (EBIT)	– 211	314	– 140
	Other result	297	330	197
	Financial result	0	– 23	0
	Result before taxes	86	621	57
	Net income	111	511	74
	Total assets	3 013	3 708	1 997
	Shareholders' equity	1 667	1 504	1 104
	– in % of total assets	55	41	55
	Net liquidity	768	174	509
	– in % of shareholders' equity	46	12	46
	Net assets	1 202	1 761	796
	Capital expenditures in fixed assets	186	191	123
	Research and development	208	219	138
	Personnel expense	775	882	513
	Number of employees at year-end	7 241	9 154	7 241

in million	Business development on a comparable basis	2001* CHF	2000** CHF	2001* EUR
	Unaxis totals			
	Orders received	1 572	2 578	1 041
	Sales	2 127	2 289	1 409
	Operating result (EBIT)	– 211	258	– 140
	Information Technology			
	Orders received	637	1 201	422
	Orders on hand	203	574	136
	Sales	1 021	1 185	676
	Operating result before depreciation and amortization (EBITDA)	– 4	241	– 3
	– in % of sales	0	20	0
	Operating result from current activities			
	IT excluding ESEC	15	131	10
	IT including ESEC	– 123	177	– 81
	– in % of sales	– 12	15	– 12
	Operating result (EBIT)	– 323	177	– 214
	Net assets including ESEC	809	1 194	536
	Surface Technology			
	Orders received	323	341	214
	Orders on hand	1	20	1
	Sales	339	328	225
	Operating result before depreciation and amortization (EBITDA)	87	80	58
	– in % of sales	26	24	26
	Operating result (EBIT)	45	40	30
	– in % of sales	13	12	13
	Net assets	227	234	150
	Components and Special Systems			
	Orders received	582	981	385
	Orders on hand	232	559	154
	Sales	730	726	483
	Operating result before depreciation and amortization (EBITDA)	92	91	61
	– in % of sales	13	13	13
	Operating result (EBIT)	76	75	50
	– in % of sales	10	10	10
	Net assets	75	57	50
	Others			
	Sales	37	50	25
	Operating result (EBIT)	– 9	– 34	– 6

* For the first time including figures for the entire year for ESEC (majority interest acquired on September 1, 2000). ESEC is included in the Information Technology Segment.

** Excluding operations sold in 2000 (Inficon, Large Area Coating and Leybold Didactics).

Unaxis Corporation
In the 2001 financial year, Unaxis Corporation recorded sales of CHF 2 127 million (2000: CHF 3 285 million). Due to divestitures of business areas undertaken in 2000 and 2001 within the framework of the company's reorientation, sales for the period under review are not directly comparable to those achieved in the previous year. Thanks to the high level of orders on hand at the outset of the year and the gratifying development of our non-IT-related Segments (Surface Technology, Components and Special Systems), Unaxis was able on a comparable basis to register a moderate 7 percent decrease in sales to CHF 2 127 million (2000 on a comparable basis: CHF 2 289 million). However, weakness in the IT industry led to a 39 percent decline in orders received during 2001, which amounted to CHF 1 572 million versus CHF 2 578 million recorded on a comparable basis for the previous year. The impact of this drop in orders was felt primarily by ESEC and the IT-related Data Storage, Displays and Semiconductors Front End Divisions.

Overall, this resulted in a Group-wide operating loss from current activities of CHF 11 million (prior year on a comparable basis: CHF 258 million). Decreased sales at Data Storage and especially at ESEC were the primary cause of this decline. If the losses at ESEC are not taken into account, Unaxis recorded an operating result from current activities of CHF 128 million for the 2001 financial year. Using updated assumptions, the outlook and risks of ESEC's activities were reassessed at year's end. In this connection, value impairment totaling CHF 200 million were made. After charges for goodwill impairment, Unaxis Corporation registered an operating result (EBIT) for 2001 of CHF −211 million (prior year: CHF 314 million).
The financial result for 2001 was breakeven (prior year: CHF −23 million). Unaxis realized non-recurring income of CHF 297 million (prior year: CHF 330 million) from the sale of Pilatus Flugzeugwerke and the Leybold Optics Division, as well as from real estate sales and other smaller divestitures. That amount is reflected in the items Other Result and Income from Divestitures. Overall, Unaxis achieved in the 2001 financial year a net income of CHF 111 million (prior year: CHF 511 million), or CHF 8.53 per share (prior year: CHF 39.17), despite the high level of impairment. At year-end 2001, Unaxis Corporation had net liquidity of CHF 768 million (prior year: CHF 174 million). Shareholders' equity stood at CHF 1 667 million, representing an equity ratio of 55 percent of the balance sheet total (prior year: shareholders' equity of CHF 1 504 million and an equity ratio of 41 percent).

Information Technology Segment
Sales at the Information Technology Segment declined in the 2001 financial year by 14 percent to CHF 1 021 million (prior-year on a comparable basis: CHF 1 185 million). Cyclical weakness in the IT market made itself strongly felt in the number of orders received, which fell by 47 percent to CHF 637 million (comparable prior-year reading: CHF 1 201 million). Above all ESEC, but the Data Storage and Displays and Semiconductors Front End Divisions as well, were affected by this decline.
The marked decrease in sales for the IT Segment had an impact on the operating result from current activities, which fell to CHF −123 million (before impairment provisions) versus the previous year's reading of CHF 177 million on a comparable basis. This difference is largely attributable to the disappointing course of business at ESEC and Data Storage. Excluding ESEC, the IT Segment achieved a positive operating result of CHF 16 million (prior year on a comparable basis: CHF 131 million).

Surface Technology Segment
The Surface Technology Segment held up well in fiscal 2001, registering a 3 percent increase in sales to CHF 339 million (prior year on a comparable basis: CHF 328 million). The operating result (EBIT) of CHF 45 million exceeded the prior-year comparable reading of CHF 40 million.

Components and Special Systems Segment
With sales of CHF 730 million, the Components and Special Systems Segment recorded a 1 percent increase over the 2000 financial year on a comparable basis (prior year: CHF 726 million). On the other hand, orders received fell on a comparable basis by 41 percent to CHF 582 million (prior year: CHF 981 million). This decline mainly affected Leybold Optics, which has been divested in the meantime, as well as the Leybold Vacuum and Contraves Space Divisions. The operating result (EBIT) of CHF 76 million achieved by the Components and Special Systems Segment remained stable compared with the CHF 75 million earned in 2000.

Development of net assets, investments, number of employees
Net assets fell by CHF 559 million to CHF 1 202 million (prior year: CHF 1 761), primarily due to divestitures, the lower level of Corporation-wide sales, as well as valuation adjustments for goodwill impairment.

Despite the ongoing cyclically related decline in the IT industry and the global economic weakness witnessed in 2001, Unaxis has continued to invest in product innovations, market development and the expansion of its competency centers. Accordingly, expenditures for research and development (CHF 208 million) as a proportion of net sales rose from 7 percent to 10 percent (prior year: CHF 219 million). Also, the previous year's high level of investment declined slightly in 2001 to CHF 186 million (prior year: CHF 191 million).

As the result of divestitures, along with the measures that were taken to adapt business structures to current market conditions, Unaxis' total workforce fell to 7 241 employees (prior year: 9 154 employees).

* No longer included in the comparative figures for 2000 are the divested businesses of Inficon, Large Area Coating, Leybold Didactics and Pilatus. ESEC is reflected as of its initial consolidation on September 1, 2000.

Business development on a comparable basis

Orders received

By segment

in CHF million


2001 2000
2001 2000
2001 2000
2001 2000
2001 2000
–47%
–5%
–41%
–45%
1 572 2 578
637 1 201
323 341
582 981
30 55
Information Technology
Surface Technology
Components
Others

Sales

By segment

By market

in CHF million


2001 2000
2001 2000
2001 2000
2001 2000
2001 2000
2001
2000
–14%
+3%
+1%
–26%
2 127 2 289
1 021 1 185
339 328
730 726
37 50
Asia/Pacific (incl. Japan) 31% 29%
Europe 42% 39%
North America 26% 29%
Others 1% 3%

Operating result*

By segment

in CHF million

*from current activities

**IT without ESEC CHF 15 million (2000: CHF 131 million)


2001 2000
2001** 2000
2001 2000
2001 2000
2001 2000
–169%
+13%
+1%
+74%
-11 258
-123 177
45 40
76 75
-9 -34

Personnel***

By segment

By region

***total Unaxis Corporation


2001 2000
2001 2000
2001 2000
2001 2000
2001 2000
2001
2000
–3%
–3%
–19%
–34%
7 241 8 011
3 218 3 324
1 782 1 836
1 929 2 380
312 471
Asia/Pacific (incl. Japan) 11% 11%
Europe 74% 71%
North America 14% 17%
Others 1% 1%



Dr. Willy Kissling,
Chairman of the Board of Directors and CEO

2001 financial year: Positive net income – healthy balance sheet – high level of liquidity. Decline in IT industry and global economic weakness weigh on operating income.

Dear Shareholders,
Ladies and Gentlemen

In the first year following its reorientation towards a focus on selected Information Technology markets, Unaxis was confronted with tremendous challenges. Although the 2001 financial year started off with record orders on hand, a cyclical decline in our key markets became evident over the further course of the year. Cyclicality, of course, is nothing new to the IT industry and in particular the semiconductor business. Nonetheless, the extent of this downturn was indeed unusual. While previous industry cycles were primarily attributable to the expansion and reduction of production capacity as well as the influence of certain technology-driven surges, 2001 witnessed for the first time a steep decline in demand for finished electronic products, together with a marked falloff in global economic activity that emanated from the USA. The combined impact of these economic and industry-specific factors culminated in the information technology markets experiencing the most severe collapse in their 40-year history.

Positive net income despite loss and goodwill impairment at ESEC

The IT-Segment was significantly impacted by the aforementioned market decline. In 2001, a distinct drop in sales and earnings was suffered primarily due to the Semiconductors Back End (ESEC) and Data Storage divisions. ESEC reported a year-on-year decrease in 2001 sales to a level that was less than one-third of the amount it realized in the record year of 2000. The resulting operating loss was exacerbated by valuation adjustments and restructuring costs. Excluding ESEC, the IT Segment nonetheless recorded operating result of CHF 15 million, a good showing when compared to the industry as a whole.

The encouraging course of business in the non-IT-related Segments – Surface Technology (Balzers), Components and Special Systems (Leybold Vacuum, Leybold Optics and Contraves Space) – led to only a moderate overall drop in sales at Unaxis (excluding ESEC) on a comparable basis and, at CHF 128 million, a gratifying operating result from current activities.

In late 2001, we reassessed the outlook for ESEC. The prospects and risks associated with ESEC's activities led to appropriate year-end provisions being taken for goodwill impairment. Thanks to non-recurring income that resulted from the divestiture of non-core businesses, along with an otherwise well-balanced financial result, Unaxis was still able in 2001 to record consolidated earnings of CHF 111 million.

Healthy balance sheet and high net liquidity
Unaxis has a healthy balance sheet, something that is of particular significance in times of economic uncertainty. During the year under review, our shareholders' equity ratio increased from 41 percent to 55 percent, and net liquidity increased from CHF 174 million to CHF 768 million, mainly as the result of divestitures. Consequently, there exists the solid financial base that is necessary for the further strategic development of our company.

The Board of Directors will propose at the Annual Shareholders' Meeting that a dividend in the amount of CHF 2.– per share be distributed as was the case in the previous year.

Comprehensive measures aimed at sustainably reducing costs and enhancing the flexibility of business structures
As a result of changed market conditions in the IT industry, comprehensive measures were introduced during the course of the financial year in efforts to reduce costs on a sustainable basis and make Unaxis' business structures more flexible. In this connection, production sites were relocated and integrated into new, modern competency centers in St. Petersburg (USA), Trübbach (CH) and Balzers (FL). Unfortunately, personnel adjustments throughout the entire company were an unavoidable part of these measures.
The steep drop in sales at ESEC in 2001 was primarily attributable to developments in the marketplace. But it simultaneously brought to light certain weaknesses in that company's business model. Therefore, during the 2001 financial year, far-reaching measures were initiated in efforts to reorientate ESEC with the goal of sustainably improving its competitiveness and flexibility when confronted with fluctuations in business volume.

Resolute continuation of the strategic development of the company
During the 2001 financial year, we resolutely continued to focus our company's portfolio of holdings on production systems, components and services in the growth markets of the IT Segment. Consequently, we divested Pilatus Flugzeugwerke (CH), Leybold Optics (D), which specializes in optical-coating equipment, as well as various smaller operations and real estate holdings. At the balance sheet date, Unaxis Materials, along with certain insignificant ancillary activities and several commercial properties, were up for sale.

How does it go from here? Attractive market potential exists for Unaxis in the semiconductor and chip-related industries.

Semiconductors Front End offers the greatest global market potential. Its sales decline of only 3 percent versus the previous year was considerably smaller than the industry average.
During the past year, we continued to expand our market position as a provider

of manufacturing equipment for crucial coating and etching processes, in particular those for use in future chip generations. In this connection, Unaxis' previous 51 percent shareholding in Unaxis Nextral (F) was increased to 100 percent.
With the takeover of the SPTec SA team in Neuchâtel (CH) in late February 2001, Semiconductors Front End also acquired the know-how to provide integrated solutions in the area of semiconductor production equipment for the telecommunications industry. At the forefront of Unaxis' future expansion strategy are the goals of further increasing the Semiconductors Front End's market position, as well as generating growth both internally and through acquisitions.

Despite the most precipitous decline in the history of the semiconductor industry, the market for **Semiconductors Back End** also offers promise over the longer term. As one of the leading providers in the back-end area of chip production, i.e. the assembly and electrical connection of semiconductor components, ESEC has a well-established position in the marketplace. Extensive investments directed towards product innovations and the expansion of market share are underway and, as a result, we are counting on being able to benefit correspondingly from a future recovery in that area.

The **Displays Division** succeeded in doubling its sales compared to the prior year in a market that also promises tremendous future potential. Based on the numerous projects for our attractive PECVD and PVD technologies, we are anticipating that sizeable orders for our new generation of equipment in 2002 will end the current slowdown.

Data Storage used the dramatic market decline and related industry consolidation to position itself as a provider of total solutions in the area of CD, DVD and hard disk production. In mid-June of 2001, Unaxis acquired Nimbus Technology and Engineering Ltd. (GB), thus expanding its product portfolio through the inclusion of mastering technology. Also, with its Paragon System, Unaxis Data Storage developed an initial production line for rewriteable data storage media and has already sold such installations to Asian customers. Unaxis anticipates that the market for data storage devices in 2002 will exceed prior-year levels and demonstrate renewed growth.

For **Optics,** as a producer of coated optical components and systems, interesting high-volume markets exist especially in the field of optical telecommunications, and increasingly in home video projection.
Last autumn, Unaxis recruited a team of highly qualified development engineers in Boston (USA) who are focusing on the area of optical components for the telecommunications industry.
Because the market for video projection and telecommunications equipment has successively gravitated towards Asia, Optics has commenced construction of a production plant in Shanghai (China).

With its **Surface Technology (Balzers)** and **Components and Special Systems (Leybold Vacuum und Contraves Space)** Segments, Unaxis commands a leading position in markets that are demonstrating sustained growth. By having opened new sites in Europe (France, Luxembourg) and Asia (Korea), Surface Technology increased its network of coating centers to a total of 47. In so doing, Surface Technology has further reinforced its globally leading market position. With their strong revenue-generating and highly profitable activities in attractive markets, the non-IT-related Surface Technology and Components and Special Systems Segments are less vulnerable to the IT cycle. They will continue to constitute important pillars of Unaxis Corporation as we go forward.

Outlook for 2002

In view of the economic and industry-specific developments at the outset of 2002, it can be assumed that, on a comparable basis, sales for the upcoming year will lie below the levels recorded in the previous year. In the Information Technology Segment, we expect that a recovery will get underway towards the end of 2002. As a provider of technologies, production systems, components and services for this market, Unaxis will likely only start to benefit from this recovery in 2003. For that reason, we will continue our efforts towards cost reduction, in particular by further improving our processes. To enable Unaxis to participate at the forefront of the next phase of recovery, we will continue investing in product innovations and market development, particularly in the Far East. The non-IT-related Surface Technology and Components and Special Systems Segments were unable to avoid being impacted by the subdued level of global economic activity. On the whole, however, they have proven more resistant to the business cycle.

Owing to the fact that orders on hand at the start of 2002 – particularly in the IT Segment – stood below last year's level, the first half will likely be weaker by comparison. If that is to be counterbalanced in the second half, a significant increase in orders would have to be received already during the first six to eight months of the current year. However, there is more present uncertainty in this regard than was the case in previous years.

While numerous uncertainties are attached to current forecasts of when the next recovery may get underway, one thing is for sure: the fundamental growth trends of the IT industry – processing, storage, communication and visualization of information – remain intact. They will ensure a relatively high rate of expansion also in the future. And Unaxis, with its portfolio of advanced technologies, will participate in that growth because we have today the technologies that will be in demand tomorrow.

Separating the functions of Chairman of the Board and Chief Executive Officer

In late May 1998, a shareholder pool installed a new Board of Directors and entrusted them with the strategic reorientation of the enterprise. At the behest of the directors, I held dual office as Chairman of the Board and CEO during this phase.

The genesis of Unaxis, with its increasing focus on Information Technology, was an intense but also an extremely interesting period for me. Nearly four years later, the fundamental reshaping of the company has been completed. The conglomerate that existed beforehand has been dismantled and the new Unaxis Corporation, which evolved from the former Balzers and Leybold subsidiaries, today generates roughly half of its sales from the Information Technology industry. The task in coming years will be to expand the Corporation further in this new field of endeavor and sharpen its focus to an even greater degree. I therefore consider that the time has come for the positions of Chairman of the Board and Chief Executive Officer to be borne separately once again. As already announced a year ago, I have decided to concentrate my efforts solely on the function of Chairman of the Board following the Annual Shareholders' Meeting on May 7, 2002. I would like to take this opportunity to express my heartfelt thanks to all those who supported me in word and deed during this phase of reorientation. And by that I mean our shareholders, my fellow Board members, as well as my colleagues in the management of Unaxis who have had to achieve the extraordinary over the past four years.

It is a pleasure for me to announce that the Board of Directors has elected former Chief Operating Officer (COO) Heinz Kundert to be my successor as Head of the Executive Board (CEO). Mr. Kundert has gained many years of managment experience with Unaxis and possesses in-depth knowledge of the technologies in which the company is involved. The Board of Directors is therefore convinced that, with Heinz Kundert at the helm, the pieces are in place for the successful future development of Unaxis. As of May 7, 2002, the Executive Board will be comprised of Heinz Kundert, Paul E. Otth and Kurt Mück. At the same time, an extended Executive Board is to be formed, consisting of the eight Division Heads.

I wish Heinz Kundert and his team the best of luck and great success in rising to the tasks that lie ahead.

Sincere gratitude

For Unaxis, 2001 was a year fraught with challenges. On behalf of Unaxis' Board of Directors and Executive Board, I would like to thank all of our employees throughout the world who each day demonstrate their tremendous commitment to our company. My gratitude also goes to our customers for the trust that they have continually placed in us, as well as to you, our esteemed shareholders, for your abiding support. Precisely in challenging times such as these, your loyalty is most certainly something we appreciate greatly.



Dr. Willy Kissling
Chairman of the Board of
Directors and CEO

Board of Directors and Corporate Governance



Dr. Willy Kissling



Jakob Schmuckli



Dr. Pius Baschera



Peter Küpfer

Duties and Meetings

The Board of Directors is the supreme executive body of the Holding as well as Unaxis Corporation. It adopts the fundamental resolutions that govern the activities of the Holding and Unaxis Corporation, and is charged with the overall superintendence of Unaxis management.

The Board of Directors meets as often as business matters may require, however at least six times per year. In addition, the Committees of the Board of Directors hold separate meetings.

Election and term of office

Members of the Board of Directors are elected by the Annual Shareholders Meeting to a 3-year term of office. Reelection is permissible. The Chairman is elected by the Board of Directors.

Independence

With the exception of Dr. Willy Kissling, the Board of Directors is comprised of independent outside board members. At the Annual Shareholders' Meeting taking place on May 7, 2002, Dr. Kissling will cede his mandate as Chief Operating Officer (CEO) and, as of that date, exclusively hold the office of Chairman of the Board.

Committees of the Board of Directors

The Board of Directors has formed Committees to assist it in the performance of its duties. The principal task of the latter is to make preparations for business dealings and supervise the implementation of formally adopted resolutions. Moreover, the Board of Directors may delegate to the Committees the task of completing certain business dealings, insofar as such do not pertain to tasks that by law may not be delegated.

Audit and Finance Committee
Peter Küpfer (Chairman)
Dr. Willy Kissling
Jakob Schmuckli
Bruno Widmer

Areas of responsibility: preparation of the financial statements, financing, financial planning, establishing financial objectives, financial controlling, treasury operations, internal and external audit, as well as business risk management.

Corporate Development Committee
Dr. Willy Kissling (Chairman)
Dr. Pius Baschera
Dr. Markus Rauh
Jakob Schmuckli

Areas of responsibility: strategic orientation of Unaxis Corporation, Group portfolio, significant M&A transactions, as well as issues surrounding organizational structure and development.

Human Resources Committee
Dr. Willy Kissling (Chairman)
Dr. Pius Baschera
Dr. Markus Rauh
Bruno Widmer







Dr. Markus Rauh

Prof. Dr. Lothar Späth

Bruno Widmer

Areas of responsibility: management development, human resources strategies, management compensation plans (incl. options plans), recruitment and promotion of members of senior management, as well as establishing principles for pension plans.

Board of Directors compensation
The total cash compensation paid to members of the Board of Directors of Unaxis Holding AG in the 2001 financial year amounted to CHF 570 000. In addition, Board members were granted options with a total market value of CHF 680 000 at the time of issuance.

At the end of 2001, a total of 45 214 options were in the possession of members of the Board of Directors for their services rendered to the Board. These options emanated from three separate tranches (1999, 2000, 2001) and carry exercise prices of CHF 350, 650 and 400, respectively. The term of the respective tranches is either three or four years. Those tranches that were issued in 1998 with an exercise price of CHF 350 expired worthless in November 2001.*

*For further information, please refer to p. 81, note 32.

[illegible]






Dr. Willy Kissling, [illegible]

Heinz Kundert, [illegible]

Paul E. Otth, [illegible]

Kurt [illegible], [illegible]

[illegible]

Among the tasks of the Executive Board are the preparation of and consultation with regard to business dealings of Unaxis Corporation that ultimately rest in the realm of competency of the Board of Directors. It is also charged with the operative management of Unaxis Corporation.

[illegible]

In 2001, the members of the Executive Board received an aggregate base salary of CHF 3 608 551 million. In recognition of their prior-year achievements, they also received a profit dependent cash bonus CHF 2 225 776. In the sense of a long-term bonus, they are issued stock options as a part of their total compensation package. At the end of 2001, a total of 32 889 stock options were in the possession of Executive Board members (see page 15).

[illegible]*

The Division Heads are charged with the operative management of their respective Divisions. In particular, they are globally responsible for achieving sustained earnings growth as well as management of the working capital necessary to fund business operations.

[illegible] (Swiss citizen)
Chief Executive Officer ESEC
[illegible] (German citizen)
Semiconductors Front End
[illegible] (Austrian citizen)
Data Storage
[illegible] (Dutch citizen) Displays
[illegible] (German citizen)
Optics
[illegible] (German citizen)
Surface Technology
[illegible] (German citizen) Leybold Vacuum
[illegible] (Swiss citizen)
Contraves Space



Dr. Felix Bagdasarjanz, [illegible], Swiss citizen, Chief Financial Officer (CFO), member of the Executive Board since 2001



Dr. Martin Bader, [illegible], German citizen, Head of Semiconductors Segment and [illegible] since 2001



Dr. Hans Schulz, [illegible], German citizen, Head of Surface Technology Segment since October [illegible]



Dr. Gregor Strasser, [illegible], Austrian citizen, Head of Data Storage Segment since 2001

Group Services
Group Services provides support to the Board of Directors, the Executive Board and the Divisions in matters of a technical nature. The Heads of the various Group Services areas are professionally responsible for their corresponding functions on a Group-wide scale.

Dr. Beat Baumgartner (Swiss citizen)
Corporate Secretary
Valentin Bühler (Swiss citizen)
Corporate Controlling
Werner Eisl (Austrian citizen)
Corporate Business Excellence
Dr. Thomas Emch (Swiss citizen)
Corporate Legal
Karl-Heinz Ewald (German citizen)
Corporate Treasury
Martin Graf (Swiss citizen)
Corporate Development (as of March 1, 2002)
Jürg Häig (Swiss citizen)
Corporate Human Resources
Winfried Richartz (German citizen)
Corporate Information Management
Nicolas Weidmann (Swiss citizen)
Corporate Communications

Country Heads see Financial Report, pp. 86–88.

Accountants and Group auditors
The accountants for Unaxis Holding AG and Group auditors of Unaxis Corporation are Ernst & Young AG, Zurich. Both mandates are awarded by the Annual Shareholders Meeting of Unaxis Holding AG, each for a term of one year.

Structure of the [illegible] Corporation



















Information for investors

Information policy

Unaxis informs shareholders and the capital markets in an open, comprehensive and timely manner.
Our communication policy is based on the principle of equal treatment of all capital market participants.

In addition to its detailed annual and semi-annual reports that are prepared in accordance with International Accounting Standards (IAS), Unaxis publishes key financial figures, together with commentary, for the first and third quarters of the financial year. Also, shareholders as well as the capital markets are kept abreast of current changes and business developments through the issuance of media releases. As a company listed on the SWX Swiss Exchange, Unaxis is in particular also obligated to disclose price-relevant events (ad hoc publicity obligation).

Unaxis' web site, www.unaxis.com, is available as a continuously accessible, up-to-date and comprehensive information platform for investors.

Legal status of shareholders

Shareholders of Swiss-domiciled joint-stock companies are, by law, accorded extensive co-determination and protective rights. With regard to co-determination rights, which are exclusively limited to proceedings at the Annual Shareholders' meeting, the relevant legal provisions are supplemented by the com-pany's statutes. The latter stipulate that:

- the convocation of a general assembly of shareholders shall take place via one-time announcement in the Swiss Commercial Gazette;
- a matter for discussion may be added to the agenda upon submission of a request at latest 10 days prior to the date of the general assembly;
- those stockholders who have been recorded in the share register as having voting rights at the time of issuance of the invitation are entitled to vote at the general assembly; and
- besides the legally stipulated independent voters' representative, each stockholder may elect to have his or her shares represented at the general assembly by another stockholder who has been issued a written proxy.

Share listing

The shares of Unaxis Holding AG are listed on the SWX Swiss Exchange and traded on the virt-x pan-European blue chip trading platform. Unaxis shares are included in the Swiss Market Index (SMI).

Security number:	81 682
Symbol:	UNAX

ESEC Holding SA, Cham, in which Unaxis owns a 56.8 percent shareholding, is also listed on the SWX Swiss Exchange under the security number 1104 478 and stock symbol ESEN.

Unaxis also owns a 19.2 percent shareholding in Inficon Inc., Syracuse N.Y., which is listed both on the SWX Swiss Exchange (security number 1102 994) and NASDAQ (security number 1150 246). Its stock symbol is IFCN.

Share categories and limitations on shareholder registration

All shares of Unaxis Holding AG are registered shares of CHF 20.– par value. The entry of purchasers into the share register of Unaxis Holding AG is not subject to any conditions. The registration of shares on behalf of third parties is permissible.

Opting-out
Pursuant to the statutes of Unaxis Holding AG, the acquirer of a controlling majority of the company's shares is freed from the legal obligation to make a full tender offer.

Dividend policy
The dividend policy of Unaxis Holding AG is oriented towards the reinvestment of the largest possible proportion of net earnings. This is intended as a means of financing the Corporation's further growth.

Options for the Board of Directors and Executive Board
A portion of the compensation for members of the Board of Directors and Executive Board is made via the issuance of options at prevailing market conditions. These options are backed by an inventory of treasury shares.

At the end of 2001, a total of 45 214 options, each with a right to acquire one share, had been granted to members of the Board of Directors and remain outstanding. Executive Board members held a total of 46 951 options.

Agenda

April 30, 2002	Publication of 1st quarter 2002 key figures
May 7, 2002	Annual Shareholders' Meeting, Lucerne Cultural and Convention Center
August 27, 2002	Publication of the semi-annual report
October 29, 2002	Publication of 3rd quarter 2002 key figures

Contact
Unaxis Investor Relations
Dr. Philipp Gamper
Telephone +41 (0) 58 360 96 21
Fax +41 (0) 58 360 91 93
E-mail investor.relations@unaxis.com

Share price development Unaxis N relative to Swiss Market Index (SMI) and Nasdaq Composite Index


2000
2001
500
450
400
350
300
250
200
150
100
J F M A M J J A S O N D J F M A M J J A S O N D

----- SMI (Swiss Market Index) — Nasdaq Composite Index ▭ High in CHF, Low in CHF

Share data

		2001	2000	1999	1998	1997	
Share capital							
Par value		20	20	20	20	20	in CHF
Voting rights per share		1	1	1	1	1	Number
Total outstanding shares		13 170 092	13 170 092	13 170 092	12 675 766	12 299 726	
Treasury shares a)		180 840	147 014	104 500	64 500	0	
Shares with voting and dividend rights		12 989 252	13 023 078	13 065 592	12 611 266	12 299 726	
Conditional shares for convertible bonds and bonds with warrants		480 000	480 000	480 000	974 326	1 350 366	
	of which reserved	0	0	0	494 326	870 366	
Conditional shares for employee participation		360 000	360 000	0	0	0	
	of which reserved	0	0	0	0	0	
Authorized shares b)		2 000 000	2 000 000	0	0	0	
Data per share							in CHF
Net income per share c)		8.53	39.17	0.39	– 13.50	6.10	
Equity per share c)		128	116	79	86	103	
Dividends per share d)		2.00	2.00	–	–	1.50	
							* adjusted values
Share price*	high	393	511	320	310	205	
	low	103	300	157	149	132	
	year-end	179	365	320	161	205	
Market capitalization							in CHF million
	high	5 176	6 730	4 214	3 930	2 521	
	low	1 357	3 951	2 068	1 889	1 604	
	year-end	2 357	4 807	4 214	2 041	2 521	

a) Shares reserved for stock options issued to individual directors and executives
b) Resolution by the Annual Shareholders' Meeting on May 5, 2000
c) New basis: number of shares with voting and dividend rights
d) Dividend 2001: Proposal of the Board of Directors

Major shareholders	2001	2000	1999	1998	1997
Bührle family	n.a.	n.a.	35%	37%	37%
Ihag-Holding and Mrs. H. Anda	28%	27%	n.a.	n.a.	n.a.
Shareholder represented by a fiduciary	–	–	7%	7%	7%
Represented directly by the Board of Directors	–	–	–	–	37%

in CHF million **Orders received** **2001** 2000


637
1 201

in CHF million **Sales** **2001** 2000


1 021
1 185

in CHF million **Operating income (EBIT)** **2001** 2000


177
–323

in CHF million **Net assets** **2001** 2000


809
1 194

in CHF million **Research and development** **2001** 2000


142
85

Number of employees **2001** 2000


3 218
3 324

The Information Technology Segment consists of the Semiconductors Front End, Displays, Data Storage, Optics and Materials Divisions. Unaxis owns a majority shareholding in ESEC, which has been integrated into the Information Technology Segment as the Semiconductors Back End Division.



Semiconductors Back End (ESEC)



Semiconductors Front End



Displays



Data Storage



Optics



Materials

Sales at the Information Technology Segment for the 2001 financial year amounted to CHF 1 021 million, or 14 percent below the prior-year level (2000: CHF 1 185 million). Adjusted for the effect of currency conversion and acquisitions, the decrease was 15 percent. Orders received fell by 47 percent to CHF 637 million (2000: CHF 1 201 million). Operating income (EBIT) was impacted additionally by restructuring costs and the extraordinary writedown of goodwill (impairment, ESEC) and, at CHF –323 million, was markedly negative (2000: CHF 177 million). Excluding ESEC, operating income stood at CHF 15 million.

The individual Information Technology Divisions were affected to varying degrees by the collapse in the information technology markets. The semiconductor-related Divisions alone witnessed strongly divergent trends: while sales at ESEC were less than one-third of the previous year's level, the Semiconductors Front End Division – thanks to its balanced product portfolio – was almost able to match its prior-year sales volume. The Displays Division had a good business year, with sales more than doubling. At the Data Storage Division, the massive decline in demand for optical and magnetic data storage devices led to sales dropping by half. The Optics Division was generally able to maintain the revenue levels achieved in the previous year.



The superior precision and productivity of ESEC machines are **expanding the scope of the technologically feasible.** As a result, ESEC is affording its customers a **new world of opportunity** in chip assembly.

Activity

ESEC is one of the world's foremost providers of equipment and system solutions for the back-end market of the chip manufacturing industry, e.g. the assembly and electrical connection of semiconductor components. ESEC's core products are its Die Bonders and Wire Bonders. Production systems for new technologies such as flip-chip bonding – an alternative to die bonding and wire bonding – and for the assembly of opto-electronic components round out its product range.

Structure

ESEC is subdivided in two strategic business units:

- Die Attach: equipment for mounting chips on base material. Application areas: epoxy die bonding, soft-solder die bonding, flip-chip bonding and advanced component packaging.
- Wire Bonder: equipment for creating the electrical connection between chip and substrate.

Distribution is conducted on a regional basis directly via ESEC's Customer Support Centers. Major customers operating on a worldwide scale are catered to by Global Account Managers.

Market

As the result of a high level of overcapacity and the weakening economic climate, the 2001 financial year witnessed a severe decline in demand for back-end equipment – an area that in 2000 still represented a CHF 6 billion market. Particularly in the high-volume die bonding and wire bonding markets, orders received fell to less than 20 percent of the previous year's level. For 2002, expectations are for a continuation of this difficult market atmosphere. Thanks to unflagging innovation in its core business activities, as well as its continued leading position as an equipment manufacturer in the back-end segment, ESEC is well-positioned to benefit from the next phase of recovery.

Highlights

The development of added features for the Die Bonder 2008 aimed at enabling it to process 300 mm wafers culminated with a first order placed by a major Taiwanese customer. The market introduction of the new Wire Bonder is slated for the second half of 2002. Preproduction-series models will be tested in at the facilities of select customers in a demanding manufacturing environment. Due to the sharp decline in demand in the area of factory integration, it was decided to cease active marketing of ESEC's Autoline product series. Automation and the integration of manufacturing processes nonetheless remain key topics at ESEC in the development of future systems solutions.

2001

For the 2001 financial year, sales at ESEC amounted to CHF 190 million, representing a 71 percent decline in comparison to the 2000 calendar year. The key revenue generators were its Die Attach strategic business unit (Die Bonder, Micron), which contributed a 71 percent proportion of the total, and Wire Bonder business unit with 20 percent share. The collapse in the Asian high-volume markets was more extreme than in Europe and the USA. In efforts to lower its breakeven point, ESEC was forced as of mid-2001 to reduce its workforce by 30 percent. The decline in sales and ongoing cyclical weakness in demand gave rise to non-recurring charges of roughly CHF 64 million, primarily to account for restructuring costs and obsolescence.

Outlook

At present, an enormous level of overcapacity exists in the back-end area of semiconductor manufacturing. Before ESEC's customers once again invest in new production systems, they must be able to achieve a higher degree of capacity utilization. This in turn requires an increase in end-user demand for finished electronic products. Against this backdrop, ESEC is reckoning that 2002 will witness a continuation of the extremely difficult market environment. Thanks to the commanding lead in the area of die attach (Die Bonder, Flip Chip and Advanced Packaging), as well as its innovative wire bonding technology, ESEC remains well-positioned to benefit from the next upturn in the market.

Activity

The Semiconductors Front End Division of Unaxis is a leading provider of manufacturing equipment for the crucial coating processes applied in semiconductor production. The Division earns roughly half of its sales from customers in the telecommunications industry. Another key market segment is «advanced packaging», e.g. the metallization of wafers for flip-chip and other packaging technologies. Thanks to its collaboration with major chip manufacturers, Semiconductors Front End enjoys a strong position when it comes to manufacturing processes for future generations of high-performance chips, based on revolutionary materials.

Structure

Semiconductors Front End consists of five strategic business units:

- Advanced Silicon: equipment used for metallizing microchips, producing SiGe coatings, and for failure analysis.
- Compound Semiconductors: equipment used for coating and etching non-silicon-based materials such as gallium arsenide.
- Advanced Packaging: metallization equipment for chip-assembly techniques that are based on thin coatings.
- Magneto Electronics: systems for thin-film heads and magnetic memory chips (MRAMs).
- Photomask: etching equipment for photo masks.

Market

The market for coating and etching systems in the front-end segment represents a total volume of CHF 15 billion with strong cyclical swings. Annual growth averaged 15 percent. The portion of this market relevant to Unaxis amounts to CHF 1 billion and, in comparison to the overall market, is growing at an above-average rate. Semiconductors Front End is the global leader in production systems for the telecommunications industry. This Division is also very well positioned in the area of advanced packaging, where it commands an approximate 75 percent share of the market. Unaxis is also number one in other select segments of the semiconductor equipment market.

Highlights

During the course of 2001, Semiconductors Front End continued to expand its market position through the acquisition of SPTec as well as the remainder of the outstanding shares in Unaxis-Nextral. Through this, Unaxis has obtained technologies that ideally complement the existing capabilities and product line of this Division. The first 300 mm systems have been installed. In addition to its CLUSTERLINE® 300 for the advanced packaging market, Semiconductors Front End has developed two completely new systems for 300 mm wafer production.

2001

With a decrease of roughly 41 percent in a single year, the semiconductor industry in 2001 witnessed its largest-ever decline. Thanks to the Semiconductors Front End's balanced product portfolio, the Division weathered the difficult market climate quite well: at CHF 329 million, sales stood only 3 percent below the prior-year level (2000: CHF 338 million). Even so, the weaker market climate became increasingly noticeable with a 49 percent decline in orders received, to CHF 207 million (2000: CHF 407 million).

The ability to anticipate the rapid pace of technological change in the semiconductor market is our strength. Already today, Unaxis has the production technologies for future chip generations.

Outlook

Semiconductors Front End is facing another difficult business year. The Division started 2002 with orders on hand worth CHF 70 million, representing a decrease of 64 percent on the previous year. Nonetheless, its broad product palette should allow sales to remain within the range of prior-year levels. Late 2002 could see a noticeable recovery in demand for semiconductor equipment. Thanks to the focused continuation of its development projects, Semiconductors Front End owns innovative technologies that will enable it to participate at the forefront of the market recovery.






Unaxis process technologies afford customers **decisive cost advantages in display manufacturing.** Seven of the world's ten leading display manufacturers already use **Unaxis production systems.**

Activity

Unaxis Displays produces thin-film coating equipment used for the production of flat-panel displays focusing primarily on sophisticated thin-film transistors (TFTs), a technology that controls the individual pixels of an active semiconductor component and creates high-contrast, brilliant images. In comparison to conventional CRT monitors, flat-panel displays are lighter in weight and require less space and electrical power. Moreover, screens for televisions, mobile phones, laptops and other flat-panel displays are also based on this TFT technology. Liquid crystal technology is the basis for today's flat-panel displays, but in the future other material like OLED (Organic Light Emitting Diodes) will also play a role, for which thin-film transistors will remain a driving element.

Structure

Unaxis Displays comprises three strategic business units:

- PECVD (Plasma Enhanced Chemical Vapor Deposition)
- PVD (Physical Vapor Deposition)
- Customer Support

In addition to production and R&D facilities in Trübbach (Switzerland), Unaxis Displays has R&D and applications laboratories in Paris (France) and Osaka (Japan). In that all the flat-panel display manufacturers are situated in Japan, Taiwan or Korea, the Division's local sales and service centers in Asia represent a key pillar of its activities.

Market

The market for flat-panel displays fundamentally consists of two segments: small size displays for mobile phones and PDAs; and large displays for laptops, personal computers and televisions. In 2001, a total of almost 100 million displays were produced, with unit volume growing at an annual rate in excess of 20 percent. Increasingly cost-efficient manufacturing processes represent a significant engine for growth, opening up enormous potential in the television segment. The relevant market for production equipment for Unaxis constitutes roughly CHF 1.2 billion in volume concentrating on about 20 customers in Japan, Taiwan and Korea. Foremost is the strongly expanding Taiwanese market, in which Unaxis is excellently positioned.

Highlights

Unaxis Displays is well positioned in the area of PECVD and received larger orders for the LTPS (low temperature polysilicon) process, which provides customers with even greater picture resolution. In addition, several new customers have placed orders for the Unaxis PVD technology equipment. Unaxis has developed the next generation of equipment (1100 x 1250 mm) that will be introduced to the market in 2002.

2001

2001 was a good year for Unaxis Displays. At CHF 134 million, sales have more than doubled (2000: CHF 63 million). Its market share for PECVD systems in Taiwan increased to 50 percent. By way of contrast, orders received fell by 57 percent to CHF 52 million (2000: CHF 122 million). This decrease is attributable to cyclical ordering patterns within the industry. Heavy investment in 2000 led to over-capacity which was absorbed in 2001.

Outlook

During 2002, the display market will traverse the valley floor of the investment cycle. As a result, Unaxis Displays will likely experience a decline in sales during the 2002 financial year. Due to the continuing sales growth of monitors, however, the demand for production systems should pick up quickly in 2002. In the longer term, the next surge in growth will set in as soon as the industry achieves a breakthrough in the cost-effective, broad-based production of TV displays.

Activity

Unaxis Data Storage is the world's leading producer of coating equipment for optical and magnetic data storage devices. Data Storage is the only company in the market with a comprehensive product palette for all data formats: more than one-third of all hard disks, two-thirds of all CDs and CD-ROMs, and in excess of 80 percent of all rewritable CDs, DVDs and MiniDiscs™ are produced on thin-coating systems from Unaxis. In addition, Unaxis offers its customers system solutions for all steps of the production process – from mastering, right through to coating.

Structure

The Data Storage Division is made up of five strategic business units:

- Rewritable Optical Disk: systems for rewritable CDs and DVDs (CD-RW, DVD-RW) as well as for magneto-optical data media (e.g. MiniDisc™).
- CD, DVD: systems for CDs and DVDs, as well as one-time-writable CDs and DVDs (CD, CD-R, DVD, DVD-R).
- Hard Disk: coating systems for hard disks.
- Mastering.
- Customer Support.

Market

In 2001, the market for data storage device coating equipment alone represented roughly CHF 250 million. Thanks to advances in mastering technology and in the system business, the market that is relevant for Unaxis will increase to approximately CHF 1.4 billion. Average annual growth lies in the area of 12 percent, whereby this trend is subject to marked cyclical fluctuations. Moreover, considerable differences exist between the individual segments of this market: while demand for CD equipment continues to decrease, the DVD is making a breakthrough towards becoming a mass-market product even outside of the United States.

Highlights

Data Storage took advantage of the market downturn and related consolidation as a means of positioning itself as a provider of total solutions in the field of data storage device production. In mid-June 2001, Unaxis acquired Great Britain's Nimbus Technology and Engineering Ltd., thus expanding its product portfolio with the key technology of mastering. As a result of this takeover, Unaxis Data Storage is able to offer its customers production solutions from mastering to coating processes. With its Paragon system, Data Storage has already introduced the market's first fully integrated production line for rewritable data storage devices.

2001

As a consequence of the prior year's exaggerated level of overinvestment, the market for production equipment for optical storage media fell by roughly 50 percent in the 2001 financial year. Several OEM customers and competitors of Unaxis were forced out of the market as a result. The collapse in the computer market brought demand for hard disk systems practically to a standstill. Investment in rewritable optical data storage devices such as CD-RWs was also negatively affected by the IT downturn. In this difficult environment, the Data Storage Division recorded a 51 percent decrease in sales to CHF 157 million (2000: CHF 320 million). Orders received fell by 76 percent to CHF 76 million (2000: CHF 321 million).

Unaxis Data Storage coating technology has long established itself as **the global standard for optical and magnetic data storage devices.** Looking ahead, our total solutions concept will also offer customers a one-stop source of **full-spectrum solutions for CD and DVD production.**

Outlook

In 2002, the market volume for data storage device production systems will likely be above the prior year level. Increased demand can be expected in the DVD segment because its strong growth is absorbing current overcapacity. Furthermore, the first larger investments in DVD-R systems will be made. In the CD and hard disk areas, demand will continue to decrease or stagnate at a lower level. On the whole, the Data Storage Division anticipates an increase in sales for the 2002 financial year.





Home cinema brings the Information Age into our living rooms. And Unaxis is creating the prerequisites for that, because our optical components are at the heart of modern data and video projectors.

Activity

Unaxis Optics produces coated optical components that are used in the fields of telecommunications, data and video projection, as well as medical diagnostics. In all of these areas, optical applications are increasingly replacing conventional technologies: fiber optic cable and optical switches are steadily superseding traditional transmission technology in the telecommunications area, video projectors are moving into our living rooms as a result of the advent of home entertainment centers, and highly sensitive optical biochips are leading to a significant shortening of product development time in the pharmaceutical industry.

Structure

The Optics Division consists of four strategic business units:

- Telecom: optical and opto-electronic components for the telecommunications industry.
- Projection Display: optical components for color management in data and video projectors.
- Sensors & Instrumentation: chips for biotech testing procedures, as well as optical packaging for digital imaging devices and sensors.
- Lighting: coated components for lighting systems (e.g. UV curing systems for the production of CDs and DVDs).

Market

Unaxis Optics focuses on a relevant market that is CHF 900 million in size. Following five years of strong growth, 2001 witnessed a decline in individual sectors of this market. For example, the telecommunications market fell by 50 percent as the result of overinvestment. By way of contrast, the market for biochips continued its double-digit growth rate. As of 2003, another strong recovery phase should set in because the fundamental engines of growth still exist: increasing quantities of Internet data require higher transmission capacity; in the area of projection, large-screen, high-resolution images offer unique visual experiences; and optical diagnostics is benefiting from cost pressures in the field of medical research.

Highlights

Last autumn, a team of highly qualified development engineers in Boston, USA, was acquired. They manufacture optical components for the telecommunications industry, thereby opening promising potential for Unaxis in this attractive market. Optics launched several new products in the area of projection, including the Color Disk as the follow-up product to the successful Color Wheel. Because the manufacturing market for projectors and telecommunications devices is shifting more and more towards Asia, Unaxis has started to build a manufacturing facility in Shanghai, China. In the biochip area, the prerequisites for high-volume production have been met.

2001

Despite declining markets, Unaxis Optics was practically able to match its prior-year sales level, recording sales for the 2001 financial year of CHF 105 million (2000: CHF 115 million). Orders received stood at CHF 95 million (2000: CHF 105 million). The cancellation of a major projector order had a negative impact on the course of business. In efforts to adapt cost structures to decreased volume, the Division's product portfolio was streamlined: unprofitable products were eliminated and resources were concentrated on promising areas in which Unaxis is well positioned.

Outlook

Given the assumption that global economic activity will remain subdued, demand in the Optics Division's markets will likely stagnate during the 2002 financial year. Consequently, Unaxis Optics is reckoning with sales close to last year's level. The Division will continue to optimize its resources in order to create the structural underpinnings for sustainable growth. In that regard, great significance is being placed on the construction of a new production plant in Shanghai.

Activity

The products offered by Unaxis Materials are consumables for coating equipment. Vacuum processes are used in applying these so-called «targets» to the carrier component in thin functional layers. The quality of the layers is reliant on the properties of the coating material. Depending on the given objective, a variety of characteristics can be achieved: the ability to store data; to achieve insulating, reflective, antireflective or antistatic properties; or to create conductivity, insulation, scratch resistance, or color effects.

Structure

The Materials Division is subdivided into five strategic business units:

- Electronics: materials for the semiconductor industry.
- Optics: materials for the coating of optical glass and components for fiber optic networks.
- Displays: coatings for screens.
- Data Storage: coatings for optical and magnetic data storage media.
- Large Area Coating: materials for architectural glass and solar cells.

Market

The market for coating material represents a volume of CHF 1.4 billion, with average annual growth running in excess of 10 percent. Thanks to its innovative production processes in the areas of powder metallurgy and vacuum melting metallurgy, Unaxis Materials holds a leading position in this field.

Highlights

In the 2001 financial year, Unaxis Materials further optimized its production capacity: in Hanau (D), a modern cleanroom and a new vacuum melting unit were put into operation, and in Balzers (FL), capacity was expanded in the areas of optics materials and powder metallurgy. The Division's Morgan Hill (USA) facility introduced enhanced-performance control processes for the production of targets for magnetic data storage devices, and began producing targets for Large Area Coating. Also, Unaxis Materials introduced in 2001 new coating materials for optical components and display manufacture. In the semiconductor segment, qualification trials of targets for use in the new generation of 300 mm systems were successfully concluded.

2001

Due to conditions in the marketplace, Unaxis Materials recorded for the 2001 financial year a sales decline of 20 percent to CHF 106 million (2000: CHF 133 million) and a decline in orders received of 26 procent to CHF 101 million (2000: CHF 136 million). On the other hand, it showed a clearly improved net result as a consequence of the resolute implementation of restructuring measures and strict cost controls, particularly in its precious metals business.

Coating substances from Unaxis Materials represent some of the most crucial raw goods for the information technology industry – because data is stored, processed and shifted using extremely thin layers on the order of micrometers and nanometers.

W.C. Heraeus GmbH [illegible] Germany, acquired two [illegible] as of February 25, 2002: Unaxis [illegible] Deutschland GmbH [illegible] Materials USA Inc. Morgan [illegible] subject to approval by the [illegible] Office. Aggregate sales [illegible]

Negotiations are in progress [illegible] in Balzers [illegible] (USA) [illegible]




in CHF million
Orders received
2001 2000
323
341


in CHF million
Net assets
2001 2000
227
234


in CHF million
Sales
2001 2000
339
328


in CHF million
Research and development
2001 2000
14
13


in CHF million
Operating result (EBIT)
2001 2000
45
40


Number of employees
2001 2000
1 782
1 836

The Surface Technology Segment develops, produces and distributes coating equipment under the «Balzers» brand name, and offers its customers coating services on a single run contract basis.



Surface Technology (Balzers)

In the 2001 financial year, the Surface Technology Segment recorded a modest 3 percent gain in sales to CHF 338 million (2000: CHF 328 million). Orders received stood at CHF 323 million (2000: CHF 341 million). With a CHF 45 million operating result (EBIT), the Segment was above last year's level (2000: CHF 40 million).





In the automotive industry, coated engine components pave the way to lower fuel consumption. Their use leads to enhanced performance and a marked reduction in friction and abrasion.

Activity
Balzers develops equipment and processes used for coating tools and components. Aside from sales to customers, these units are utilized in Balzers' own coating centers. Coated tools achieve a higher level of productivity and manufacturing reliability, as well as afford a longer service life. When applied to components, coatings reduce wear and friction and increase performance.

Structure
The Surface Technology Segment consists of two business units:
- Tool Coating
- Component Coating

In fiscal 2001, a matrix organization was established that in addition to the two business units consists of six regions: USA, Germany, France, Switzerland/Liechtenstein, greater Europe as well as Asia and start-up companies.

Market
The market for surface coatings represents a volume of CHF 850 million. Owing to its roughly 35 percent share of this market, Balzers is the global leader and its competitors are mostly small, local enterprises. In 2001, market volume increased only slightly due to the general economic slowdown. Over the longer term, however, growth should maintain its average annual rate of approximately 15 percent. In the area of tool coating, market penetration still remains at a level below 50 percent. When it comes to components, the increasing spread of automotive diesel technology spurs demand for coated components.

Highlights
In fiscal 2001, Balzers expanded its network of coating centers by three to a total of 47. In Korea, a second site has already been opened due to strong demand. Also, Balzers established a center in Luxembourg in collaboration with a partner company from the cemented carbide industry, and an in-house center commenced operation at the facilities of a major French customer. The existing components coating center in Germany was enlarged. The fast-paced innovation that Balzers has demonstrated in the past was kept up in 2001, evidenced among other things by its successful introduction of a new coating, BALINIT® FUTURA NANO.

2001
The gratifying trend of business development in Europe and Asia, with local growth rates ranging between 5 and 37 percent, stood in contrast to a recession-related decline in the USA. There, a reduction in capacity has been underway since mid-year and internal structures are being optimized with an eye towards increasing quality standards and more actively penetrating the market. Efforts to strengthen market presence in strategically interesting sub-segments in the area of tool coating showed initial success in applications such as punching and forming. Simultaneously, the proportion of sales attributable to new coatings increased. Balzers achieved a 3 percent rate of growth in component coating.

Outlook
For 2002, the Surface Technology Segment is anticipating that restrained economic growth will affect its flow of business and that sales should lie in the area of last year's figures. New products that are slated for introduction in 2002, along with innovative projects in the field of components coating, should become key contributors to sales growth. Again in 2002, Balzers will expand its network of coating centers in a continuing effort to meet the global demand for its services. The related investments, however, will only have an impact on sales figures as of 2003.

in CHF million **Orders received** **2001** 2000*


582
981

in CHF million **Net assets** **2001** 2000*


75
57

in CHF million **Sales** **2001** 2000*


730
726

in CHF million **Research and development** **2001** 2000*


50
50

in CHF million **Operating result (EBIT)** **2001** 2000*


76
75

Number of employees **2001** 2000*


1 929
2 380

* excluding activities divested in 2000

The Components and Special Systems Segment encompasses the Leybold Vacuum, Leybold Optics (until September 30, 2001) and Contraves Space Divisions.


Leybold Vacuum


Contraves Space

At CHF 730 million, sales generated by the Components and Special Systems Segment for fiscal 2001 stood a mere one percent below the previous year's total (2000: CHF 726 million). Adjusted for currency conversion and acquisitions, revenue increased by 3 percent . Orders received decreased by 41 percent to CHF 582 million (2000: CHF 981 million), while the Segment's operating result (EBIT) increased by one percent to CHF 76 million (2000: CHF 75 million).

The Leybold Vacuum Division held up well in a market that experienced weakness in certain sub-sectors. Increasing sales in the traditional markets of analytical technology and TV picture tubes were largely able to compensate for the collapse in demand in the semiconductor and coating technology markets. On the other hand, earnings were impacted by extraordinary expense incurred in connection with capacity adjustments. Contraves Space expanded its position as the leading provider of launch vehicle payload fairings.

The Leybold Optics Division, which specializes in systems for coating optical components, was divested at the end of September 2001. In the 2001 financial year, Leybold Optics generated sales of CHF 173 million.

Activity

The Leybold Vacuum Division produces vacuum pumps for a broad array of applications. For instance, the semiconductor and analytics industries rely on such devices. The coating of CDs and optical glass can only take place in a vacuum; also, coolants and brake fluids can only be filled into refrigerators or automotive braking systems once the air has been extracted. Leybold Vacuum holds a strong position in the growth markets of the semiconductor industry as well as in the fields of coating and analytics.

Structure

Leybold Vacuum consists of three strategic business units:

- LISS (Leybold Industrial and Scientific Solutions)
- AMCL (Analytics, Magnetic Coating, Laser and Telecom)
- SVS (Semiconductor Vacuum Solutions)

The LPV (Leybold Product Group Fore-Vacuum), which was responsible for producing fore-vacuum pumps, was disbanded in early October 2001 and its activities distributed among the three remaining business units.

Market

The market for vacuum equipment in 2001 constituted a total volume of CHF 3.1 billion. In comparison to the prior year, that represents a decline of roughly 9 percent, primarily attributable to the collapse in demand by the semiconductor and coating technology markets. A recovery in these markets is not to be expected before mid-2002. By way of contrast, the more traditional market segments, which represent about 70 percent of Leybold Vacuum's sales, are experiencing a favorable trend. For example, above-average growth continued in the area of TV picture tubes, and the growth dynamic of analytics gained even more strength.

Highlights

In 2001, Leybold Vacuum launched a series of new products – in particular, innovative turbo-molecular pumps – thereby positioning the Division excellently in this market and enabling it to participate in the above-average growth that the future holds. In addition, Leybold Vacuum was able to expand its position further. For example, it won worldwide practically all contracts for the evacuation of TV picture tubes.

2001

In fiscal 2001, Leybold Vacuum recorded a modest 2 percent drop in sales to CHF 438 million (2000: 448 million). Orders received decreased by 21 percent to CHF 392 million (2000: CHF 498 million). Against the backdrop of a generally declining market, these results are gratifying. Weakness in the semiconductor and coating technology markets was the primary reason that the goals originally set for 2001 remained unmet. Leybold Vacuum reacted at an early stage to the decrease in demand by adjusting production capacity at its facility in Cologne (Germany) and introducing comprehensive restructuring measures in the USA.

Vacuum technology is not only a prerequisite for highly precise coatings in the high-tech sector, but also for the production of numerous goods used in everyday life. Leybold Vacuum has a strong market position in both of those areas.

Outlook

In the light of ongoing cyclical decline in the semiconductor industry, demand in this segment will likely remain subdued in the 2002 financial year. However, the broad product portfolio of Leybold Vacuum, with its significant activities in the more traditional markets, will act as a counterbalance so that, on the whole, only a negligible decline in sales is likely to occur. The Division is continuing to focus on optimizing its processes and structures, as well as strengthening its research and development activities. With that, Leybold Vacuum is creating the basis for future sustainable growth.




EcoDry



Reliable weather forecasts have only become possible since the advent of Earth-observation satellites that measure meteorological changes spanning entire continents. Contraves Space develops satellite structures and scientific instruments for just such purposes.

Outlook

[illegible] year, Contraves Space is [illegible] that are slightly below the [illegible] for the [illegible] February 2002 start of the [illegible] the successful launch [illegible] Satellite Envisat. [illegible] version of the Ariane [illegible] successfully used for the first [illegible] Contraves Space also played a major role in the [illegible] of two on-board instruments. [illegible] 2002, an important separation test of [illegible] America's Atlas V-500 launch [illegible]. This will be followed in the [illegible] the delivery of various [illegible] of ESA's Automated [illegible] of 2004 [illegible] International Space Station [illegible].

Activity

Contraves Space is the world's leading manufacturer of payload fairings for launch vehicles. Thanks to advances in composite technology, these fairings are extremely stable despite their light weight and they protect satellites during their transport into orbit. Other core capabilities of Contraves Space are the development and production of structures and precision mechanisms for satellites, scientific instruments for the exploration of space, as well as terminals for optical data transmission between global telecommunications satellites.

Structure

Contraves Space is an independent division of the Unaxis Corporation. Its primary focus is on technologically demanding engineering projects, as well as the production of payload fairings and subsystems for satellites. Contraves Space serves both institutional customers, such as the European Space Agency (ESA), and European and American commercial customers involved in providing transport services via launch vehicles.

Market

The aerospace market relevant for Contraves Space comprises a volume of roughly CHF 1 billion. Commercial space flight remains in a phase of fundamental change. Globalization causes intense worldwide competition, and price concessions are increasingly being demanded from suppliers of launch vehicle subsystems. Thanks to its track record and know-how, Contraves Space has the ability to maintain its leadership in this market.

Highlights

For one of ESA's most important research projects, the Planck Mission, Contraves Space was awarded the contract for the development, construction and qualification of the high precision telescope as well as the associated cryo-structure. The Planck research satellite will probe the origins of the first light in the universe. Also, the respective flight modules of spacecraft structures for other ESA missions, such as the Metop weather satellite and Mars Express, were recently delivered. In the commercial market, Contraves Space completed the qualification model and the first flight unit for the payload fairing of Lockheed Martin's new Atlas V-500 launch vehicle. Moreover, Eurasiasat intends to employ a Contraves Space optical terminal in its next telecommunications satellite.

2001

Contraves Space generated sales of CHF 119 million in the 2001 financial year. Compared to the previous year, that represents an increase of 6 percent (2000: CHF 112 million). Approximately 60 percent of sales were made to commercial customers and 40 percent to institutions. Total orders received fell by 34 percent to CHF 87 million (2000: CHF 131 million).

Unaxis fosters close, long-term partnerships with its customers. Consequently, Unaxis is in a position to anticipate new technological developments in a timely manner and to develop solutions that afford customers a competitive advantage in their respective markets.

This collaboration with customers, however, extends beyond actual product development and manufacturing to encompass the entire value chain. For instance, Unaxis also provides support in the building and start up of production plants. And employees offer on-site service, support and training on a regular basis.

Unaxis has a global infrastructure at its disposal, with research, development and production facilities in Europe, Asia and the USA, as well as a worldwide network of sales and service subsidiaries. Again in fiscal 2001, Unaxis made significant investments in the expansion of its production capacity. By way of example, the Balzers site saw the opening of a new building for the Data Storage Division, with 8 000 m² of floor space for development labs, assembly halls, offices and customer reception rooms. The Semiconductors Front End production facilities, as well as those of Displays in Trübbach, were significantly enlarged.









Monmouth, GB

St. Petersburg, USA





Pfäffikon, Switzerland

Leybold Vacuum Schweiz AG

Contraves Space AG

Unaxis UK

Unaxis Nimbus Ltd.

Balzers Ltd

Leybold Vacuum U.K. Ltd.

Leybold Vacuum Equipment Manufacturing Co. Ltd.

Leybold Vacuum (Tianjin) Int. Trade Co. Ltd.

Unaxis Shanghai Co. Ltd.

Unaxis Hong Kong Limited

Balzers (India) Ltd.

Unaxis Japan Co. Ltd.

Nihon Balzers Co. Ltd.

Leybold Vacuum Japan Co. Ltd.

Unaxis Korea Ltd.

Balzers Korea Coating Co. Ltd.

Leybold Vacuum Korea Ltd.

Unaxis Singapore Pte. Ltd.

Unaxis IT Singapore Pte.

Balzers Coating Pte. Ltd

Leybold Vacuum Singapore Pte Ltd

Unaxis Taiwan Ltd.

Balzers Balinit do Brasil Ltda.

Balzers S.A. de C.V.

Unaxis USA Inc.

Unaxis Optics USA Inc.

Unaxis Materials USA Inc.

Balzers Inc.

Leybold Vacuum USA Inc.

Bio-Chips	Planar substrates featuring two-dimensional arrays of biomolecules with micrometer dimensions
CD, CD-ROM	Compact Disc, optical storage medium for digital information
CD-R	One-time recordable CD
CD-RW	Recordable and rewritable CD
Chip	Tiny integrated circuit
Die bonder	Places the exposed chip onto a leadframe carrier (with epoxy glue or soft solder)
Dry etching	Etching in a plasma, as opposed to etching in a chemical solution (wet etching)
DVD	Digital Versatile Disk, optical storage medium with greater capacity than CD
DVD-RAM, DVD-RW	Rewritable DVD
Flip Chip	Upside-down chip
GaAs	Gallium arsenide, semiconducting material used for ultra high-speed circuits
Hard disk	Storage medium based on a disk coated with thin magnetic films usually applied by sputtering
Hard disk drive	Magnetic storage unit consisting of disk and read/write heads in a case
Composite technology	Uses metallic or non-metallic materials mechanically bonded for light weight construction
LCD	Liquid Crystal Display
LTPS (Low temperature poly-silicon)	High electron mobility of thin film transistors enables design of higher resolution displays and integration of driver ICs on the display, especially attractive for small display applications

Multichip Module (MCM)	A Multichip Module consists of multiple integrated circuits which are directly mounted on the substrate. They often resemble small circuit boards. MCMs can be used as single components or components of a larger circuit board.
Package	Electronic component in a ready-to-use condition
PECVD	Plasma Enhanced Chemical Vapor Deposition, a coating technology which is gaining significance
PDA	Personal Digital Assistant: compact electronic notebook or organizer
PVD	Physical Vapor Deposition: e.g. sputtering evaporation
SAW filter	Surface Acoustic Wave filter
Semiconductor	Crystalline substance which is moderately conductive
SiGe	Silicon-germanium: a semiconducting material used for high-speed circuits
Sputtering	Method for producing thin films in a vacuum by bombarding a target with ions. Inline sputtering systems allow continuous coating.
Substrate	Part to be coated (glass pane, lens, storage platter, component)
Target	Plate of the material which in the sputtering process is gradually removed by ion bombardment and eventually deposits on the substrate as a thin film
TFT	Thin Film Transistor, used to actively control pixels in flat panel displays
Wafer	A slice of semiconducting material, usually circular, used to manufacture chips
Wire bonder	Machine which uses ultra-thin gold wire to establish the electrical connections between the exposed chip (semiconductor) and the terminals on the leadframe (carrier)

Contents

Key figures Unaxis Corporation

Consolidated totals	2001* CHF	2000 CHF	2001* EUR	in million
Sales	2 127	3 285	1 409	
– Change in %	– 35		– 35	
Operating result before depreciation and amortization (EBITDA)	182	460	121	
Operating result from current activities	– 11	314	– 7	
– in % of sales	– 1	10	– 1	
Impairment losses on goodwill	200	0	132	
Operating result (EBIT)	– 211	314	– 140	
Other result	297	330	197	
Financial result	0	– 23	0	
Result before taxes	86	621	57	
Net income	111	511	74	
Total assets	3 016	3 708	1 997	
Shareholders' equity	1 667	1 504	1 104	
– in % of total assets	55	41	55	
Net liquidity	768	174	509	
– in % of shareholders' equity	46	12	46	
Net assets	1 202	1 761	796	
Capital expenditures in fixed assets	186	191	123	
Research and development	208	219	138	
Personnel expense	775	882	513	
Number of employees at year-end	7 241	9 154	7 241	

Business development on comparable basis	2001* CHF	2000** CHF	2001* EUR	in million
Unaxis totals				
Orders received	1 572	2 578	1 041	
Sales	2 127	2 289	1 409	
Operating result (EBIT)	– 211	258	– 140	
Information Technology				
Orders received	637	1 201	422	
Orders on hand	206	574	136	
Sales	1 021	1 185	676	
Operating result before depreciation and amortization (EBITDA)	– 4	241	– 3	
– in % of sales	0	20	0	
Operating result from current activities				
IT excluding ESEC	15	131	10	
IT including ESEC	– 123	177	– 81	
– in % of sales	– 12	15	– 12	
Operating result (EBIT)	– 323	177	– 214	
Net assets including ESEC	809	1 194	536	
Surface Technology				
Orders received	323	341	214	
Orders on hand	1	20	1	
Sales	339	328	225	
Operating result before depreciation and amortization (EBITDA)	87	80	58	
– in % of sales	26	24	26	
Operating result (EBIT)	45	40	30	
– in % of sales	13	12	13	
Net assets	227	234	150	
Components and Special Systems				
Orders received	582	981	385	
Orders on hand	232	559	154	
Sales	730	726	483	
Operating result before depreciation and amortization (EBITDA)	92	91	61	
– in % of sales	13	13	13	
Operating result (EBIT)	76	75	50	
– in % of sales	10	10	10	
Net assets	75	57	50	
Others				
Sales	37	50	25	
Operating result (EBIT)	– 9	– 34	– 6	

* For the first time including figures for the entire year for ESEC (majority interest acquired on September 1, 2000). ESEC is included in the Information Technology segment.

** Excluding operations sold in 2000 (Inficon, Large Area Coating and Leybold Didactic).

Consolidated income statement

in CHF million

	Notes	Total 2001	Total 2000	Of which discontinued operations (Pilatus) 2001	Of which discontinued operations (Pilatus) 2000
Sales	(3)	**2 127**	3 285	**–**	541
Cost of sales		**– 1 313**	–1 955	**–**	– 406
Gross margin		**814**	1 330	**–**	135
Marketing and selling		**– 326**	– 449	**–**	– 53
Research and development		**– 208**	– 219	**–**	– 40
Administration		**– 222**	– 280	**–**	– 29
Amortization of goodwill for subsidiaries	(4)	**– 64**	– 31	**–**	0
Other operating income and expense	(5)	**– 5**	– 37	**–**	1
Operating result from current activities	(6)	**– 11**	314	**–**	14
Impairment losses on goodwill	(7)	**– 200**	0	**–**	0
Operating result (EBIT)	(8)	**– 211**	314	**–**	14
Financial result	(9)	**0**	– 23	**–**	– 1
Result from sales of entire business segments	(10)	**81**	8	**81**	8*
Other result	(11)	**216**	322	**–**	– 2
Result before taxes		**86**	621	**81**	19
Income taxes	(12)	**– 33**	– 87	**–**	– 3
Net income including minority interests		**53**	534	**81**	16
Minority interests in net income/loss		**58**	– 23	**–**	0
Net income		**111**	511	**81**	16
Net income per registered share in CHF**		**8.53**	39.17		

* Gain on sale of Hotel Zürich

** New basis: average number of shares with voting and dividend rights

Consolidated balance sheet as of December 31

Assets
in CHF million

Current assets	Notes	Total 2001	Total 2000	Of which discontinued operations (Pilatus) 2001	Of which discontinued operations (Pilatus) 2000
Cash and cash equivalents	(13)	**850**	553	–	26
Receivables	(14)	**422**	775	–	48
Inventories	(15)	**326**	714	–	246
Prepaid expenses and accrued income	(16)	**73**	66	–	6
		1 671	2 108	–	326
Non-current assets					
Loans receivable		**64**	82	–	4
Investments in associated companies		**0**	0	–	0
Other investments	(17)	**96**	34	–	0
Fixed assets	(18)	**683**	759	–	47
Intangible assets	(19)	**422**	643	–	2
Deferred tax assets	(20)	**80**	82	–	1
		1 345	1 600	–	54
	(21)	**3 016**	3 708	–	380

Liabilities and shareholders' equity
in CHF million

Liabilities	Notes	Total 2001	Total 2000	Of which discontinued operations (Pilatus) 2001	Of which discontinued operations (Pilatus) 2000
Payables	(22)	**153**	312	–	62
Accrued liabilities	(23)	**148**	204	–	25
Customer advances	(24)	**129**	265	–	28
Financial debt	(25)	**82**	379	–	54
Deferred tax provisions	(26)	**55**	87	–	31
Other provisions	(27)	**687**	792	–	34
	(28)	**1 254**	2 039	–	234
Minority interests		**95**	165	–	0
Shareholders' equity					
Share capital		**263**	263		
Treasury shares		**– 45**	– 35		
Reserves and retained earnings		**1 449**	1 276	–	146
		1 667	1 504	–	146
		3 016	3 708	–	380

Consolidated statement of changes in financial position

in CHF million

	Notes	Total 2001	Total 2000	Of which discontinued operations (Pilatus) 2001	Of which discontinued operations (Pilatus) 2000
Net income/loss including minority interests		**53**	534	**81**	16
Reclassification of part of result	(35)			**- 81**	- 8
Depreciation of fixed assets		**120**	114	**-**	7
Other depreciation and amortization		**73**	45	**-**	0
Impairment losses on goodwill		**200**	0	**-**	0
Increase (+), decrease (–) in provisions		**- 48**	44	**-**	9
Losses (+), gains (–) from equity investments		**0**	- 27	**-**	0
Losses (+), gains (–) from sales of non-current assets		**- 310**	- 216	**-**	2
Net funds before change in net current assets		**88**	494	**-**	26
Decrease (+), increase (–) in receivables/accrued assets		**283**	- 143	**-**	- 15
Decrease (+), increase (–) in inventories		**96**	- 43	**-**	- 9
Increase (+), decrease (–) in payables/accrued liabilities		**- 120**	135	**-**	21
Increase (+), decrease (–) in customer advances		**- 83**	43	**-**	- 5
Net funds from operations		**264**	486	**-**	18
Capital expenditures in fixed assets		**- 186**	- 191	**-**	- 11
Investments in subsidiaries/associated companies/others		**- 5**	- 344	**-**	0
Capital expenditures in intangible assets		**- 8**	- 436	**-**	0
Decrease (+), increase (–) in loans receivable		**30**	7	**-**	0
Increase (+), decrease (–) in cash from purchase/sale of subsidiaries		**- 38**	154	**-**	0
Proceeds from sales of fixed assets		**90**	40	**-**	0
Proceeds from sales of consolidated subsidiaries		**424**	277	**-**	- 2
Proceeds from sales of unconsolidated subsidiaries		**21**	9	**-**	0
Dividends received from associated companies		**0**	2	**-**	0
Net funds from/used by investing activities		**328**	- 482	**-**	- 13
Dividends paid		**- 34**	- 5	**-**	- 5
Purchase of treasury shares		**- 10**	- 16	**-**	
Increase in (+), repayment of (–) financial debt		**- 249**	15	**-**	- 21
Net funds used by financing activities		**- 293**	- 6	**-**	- 26
Conversion adjustments		**- 2**	- 1	**-**	0
Increase (+), decrease (–) in cash and cash equivalents		**297**	- 3	**-**	- 21
Increase (–), decrease (+) in financial debt from purchase/sale of subs.		**38**	- 14		
Repayment of (+), increase in (–) financial debt		**249**	- 15		
Conversion adjustments on financial debt		**10**			
Increase (+), decrease (–) in net liquidity		**594**	- 32		
Additional information:					
Interest paid		**9**	24		
Taxes paid		**46**	47		

Consolidated statement of changes in shareholders' equity

in CHF million

	Share-capital	Additional paid-in capital	Treasury shares*	Conversion differences	Retained earnings	Fair value adjustment IAS 39 (incl. derivatives)	Deferred taxes on adjustm. IAS 39	Total shareholders' equity
Balance at January 1, 2000	263	471	– 19	33	298	0	0	1 046
Net income incl. minority interests					534			534
Dividends paid					– 5			– 5
Conversion differences				– 29				– 29
Transactions with minority shareholders					139			139
Balance brought forward from purchase of treasury shares			– 16					– 16
Balance at December 31, 2000	263	471	– 35	4	966	0	0	1669
./. Minority interests								– 165
Total consolidated shareholders' equity 2000								**1 504**
Balance at January 1, 2001	263	471	– 35	4	966	0	0	1 669
Restatement investments (IAS 39)						64	– 2	62
Restatement loans receivable (IAS 39)						15	– 1	14
Restatement derivatives (IAS 39)					8			8
Netincome incl. minority interests					53			53
Dividends paid					– 34			– 34
Revaluations according to IAS 39								0
Derivative income reserved for subsequent year						3	– 1	2
Conversion differences				17	– 16			1
Transactions with minority shareholders					– 3			– 3
Balance trought forward from purchase of treasury shares			– 10					– 10
Balance at December 31, 2001	263	471	– 45	21	974	82	– 4	1 762
./. Minority interests								– 95
Total consolidated shareholders' equity 2001								**1 667**

*The historical cost of treasury shares purchased to insure Unaxis Holding AG's ability to meet potential commitments arising from its stock option plan (see also note 18 to the financial statements of Unaxis Holding AG):

Balance at January 1, 1999	64 500	shares
Purchase 1999	40 000	shares
Purchase 2000	42 514	shares
Purchase 2001	45 000	shares
Sale 2001 due to employee share purchase plan	– 11 174	shares
Balance at December 31, 2001	**180 840**	**shares**

Accounting principles

Introduction

Unaxis Holding AG is a Swiss corporation located in Zurich (Hofwiesenstrasse 135). It is the ultimate parent company of the Unaxis Corporation, a leading global supplier of production systems and services for selected market segments in the information technology industry. In addition to its Swiss operations, the Unaxis Corporation also does business particularly in the European Union countries, North America and Asia, and employed some 7 200 persons worldwide at the end of 2001.

Basis

The consolidated financial statements of Unaxis Holding AG were prepared in accordance with International Accounting Standards (IAS) issued by the International Accounting Standards Board (IASB) based on historical costs, and were approved by the board of directors on March 8, 2002. Thereby, all standards issued by the IASB and all interpretations of the Standing Interpretations Committee (SIC) which became effective up until the date of the consolidated financial statements were considered.

The consolidation was based on audited annual accounts of the individual subsidiaries which were prepared according to uniform corporate accounting principles.

Changes in accounting principles

First-time application of the following revised / new IAS guidelines as of January 1, 2001:

- IAS 12 (revised) Income Taxes
- IAS 19 (revised) Employee Benefits
- IAS 39 (revised) Financial Instruments
- IAS 40 Investment Properties

With the exception of IAS 39 (Financial Instruments), no restatement of the financial statements was necessary as a result of applying these new revised standards.

The restatement according to IAS 39 resulted in an increase in shareholders' equity of CHF 84 million. Of this total, CHF 76 million represented the adjustment of other investments and loans receivable to their higher market values at January 1, 2001, and CHF 8 million resulted from the inclusion of derivative forward contracts in the balance sheet for the first time. Even though these derivatives serve solely as hedges, the organizational requirements for fulfilling the criteria set forth by IAS 39 to qualify for hedge accounting treatment had first to be met. ESEC has elected not to use hedge accounting allowed by IAS 39.

Consolidation principles

Method and extent of consolidation
December 31 represents the uniform closing date for all companies included in the consolidated financial statements. All companies in which Unaxis Holding AG has either a direct or indirect interest exceeding 50% of the shareholders' voting rights and companies over which industrial control is assured through contractual arrangements are consolidated. Using the full consolidation method, the assets, liabilities, income and expenses of these consolidated subsidiaries are included in their entirety.

Minority interests are shown separately in the consolidated financial statements. Group companies acquired or sold are included in or, respectively, eliminated from, the consolidated financial statements as of the month of purchase or sale. All majority and minority interests held are shown in the organization chart at the end of this report.

Capital consolidation
The capital consolidation is performed according to the Anglo-Saxon purchase method.

Goodwill
At the time of their initial consolidation, the assets and liabilities of consolidated subsidiaries are valued according to uniform Group principles. The difference between the purchase price and the net assets of the acquired company based on such valuation is capitalized as goodwill or badwill by the immediate parent company in the year of acquisition and amortized linearly over a maximum of twenty years as a component of net income.

Conversion of foreign currencies
Assets and liabilities of foreign subsidiaries are converted into Swiss francs at the exchange rate prevailing as of the balance sheet date; income and expenses of foreign subsidiaries are converted into Swiss francs using average rates for the year. Differences resulting from the application of different exchange rates are added to or deducted from shareholders' equity without impacting net income.

Exchange gains and losses reported by the individual subsidiaries are included in net income. Exchange gains and losses resulting from specific intercompany financial transactions which are of a long-term investment nature are excluded from this rule and are charged or credited directly to shareholders' equity.

At the time foreign subsidiaries are sold, accumulated conversion differences recorded directly in shareholders' equity are included in the income statement as gain or loss on sales of investments.

Elimination of intercompany profits
Profits on intercompany sales not yet realized through sales to third parties as of year-end, as well as intercompany results on transfers of fixed assets and investments in subsidiaries, are eliminated in the consolidation.

Cash and cash equivalents
These assets are placed with first-class financial institutions. Time deposits included therein mature in three months or less.

Receivables
The allowance for doubtful accounts is determined systematically by individual evaluation of overdue accounts as well as by a lump sum amount for accounts not yet due (latent risk). Such risks are insured with third parties only as an exception.

Derivatives
Forward contracts and options are used solely to reduce currency exchange and interest risks related to the Corporation's operations, and the counterparties represent first-class financial institutions. These derivative financial instruments are stated at their fair values. With the exception of ESEC, hedge accounting according to IAS 39 is applied..

Inventories
Inventories of raw materials, purchased components and trade merchandise are carried at cost, determined either by the FIFO or the weighted average cost method. Produced components, work in process and finished goods are carried at production cost. This includes all costs of material and labor as well as a reasonable allocation of overhead. Recognizable reductions in value resulting from excess stock, declines in replacement cost or sales price, etc. are taken into consideration by appropriate write-downs of inventory values.

Unconsolidated investments in subsidiaries
Under the equity method, investments held in associated companies (ranging from 20 to 50% of voting rights) are carried in the balance sheet at an amount equal to the Unaxis Corporation's proportional share of the investee's net equity value. The Corporation's proportional share in the investee's net income is included in the income statement under other result. Other investments (less than 20% of voting rights) are stated at their fair values, whereby increases in carrying values are credited directly to shareholders' equity without impacting net income until such investments are sold and these gains are realized. Shares in companies held for which no reliable market value can be determined are carried at cost.

Fixed assets
Fixed assets are stated at historical purchase or production costs, less economically necessary depreciation. Depreciation is calculated on the straight-line basis according to detailed asset useful life catalogues. Asset useful lives, as specified for eight asset categories, lie within the following Corporation-wide ranges:

- Plant and equipment: 3–15 years
- Production and administration buildings used in corporate operations: 20–40 years

Fixed assets used under financial leasing agreements are treated the same as fixed assets owned outright.

Intangible assets (excluding goodwill)
Intangible assets are identifiable non-monetary assets without physical substance from which future economic benefits are expected to flow to the Corporation. Intangible assets are amortized linearly over their economically useful lives (limited to twenty years maximum), but when such useful lives cannot be clearly determined, over a period not to exceed five years. Software is amortized on a straight-line basis over three years.

Provisions
Provisions are established based on consistent economic criteria applied uniformly throughout the Corporation. They serve to cover recognizable outflows of resources which will probably be necessary to settle obligations arising from past events and which can be reasonably estimated.

Stock option participation plans
Under various stock and stock option plans, Unaxis Holding AG offers members of its Board of Directors, corporate management and key employees options to purchase its shares. The related costs are included in personnel expense as they are incurred. From time to time the company purchases treasury shares in order to cover the risk related to the outstanding options. The cost of treasury shares is deducted from shareholders' equity.

Post-employment benefit plans
Within the Corporation, various post-employment benefit plans exist which differ in their purpose and financing according to local needs. Obligations and assets under defined benefit plans are valued by independent actuaries at least every three years. In these calculations, the projected unit credit method is applied uniformly throughout the Corporation. Costs and cost reductions which result from the introduction of or changes in benefits provided for by a plan (past service cost) are charged or credited to income linearly over the average remaining period until the amended benefits become vested. The impact of changes in plans relating to retirees is recorded in the income statement at once. Actuarial gains and losses, which result among other reasons from changes in actuarial assumptions, are charged or credited to income linearly

over eight years, if such deviations exceed 10 percent of the projected benefit obligation or – if larger – of plan assets. The interest component included in the increase in provisions for unfunded plans with no segregated assets is included in the financial result. Calculation of the interest component is performed on an individual company basis using discount rates determined by third party appraisals.

Impairment of assets
At each balance sheet date, an assessment is made as to whether any indication exists that assets may be impaired. If any such indication exists regarding assets of significant value, an impairment test is carried out in order to determine if and to what extent a valuation allowance is necessary to reduce the asset to its value in use (the present value of estimated future cash flows) or, if higher, to its net selling price. Then, and only then, is an impairment loss recorded and completely charged against income. As soon as it is recognized that an impairment reserve previously recorded is no longer justified, other than impairment losses recognized on goodwill, it is reversed and credited to income.

Income statement

Sales
Sales represent amounts invoiced for goods and services less value added tax and other openly invoiced sales taxes, as well as deductions for returns and discounts. Revenue under long-term construction and service contracts is recognized according to the percentage of completion method.

Interest on financial debts
Interest expenses are charged against income without restriction. Thus, no borrowing costs directly incurred during construction are capitalized.

Taxes
Current year income taxes are accrued based on the current year income reported locally by the individual Group companies.

Wherever the tax basis differs from Group values, deferred taxes are determined and recorded by applying currently effective local tax rates to the differences (liability method). Deferred tax assets resulting from negative differences are thereby capitalized only to the extent that their realization through corresponding profits is expected.

To the extent that the offset of tax loss carry-forwards against future earnings is deemed probable, these benefits are capitalized or netted against any positive valuation differences on an individual company basis. Taxes payable on anticipated dividends from subsidiaries are not material and are not accrued.

Financial instruments
In order to reduce foreign currency risks, financial debts are denominated in congruent currencies. Corporate Treasury centrally coordinates and optimizes the conditions of Group companies' net liquidity/net debt through cash management in the relevant CHF and Euro area.

Financial instruments are recorded on the settlement date and are valued at fair value (i.e. market value). Financial assets held to maturity, as well as loans and receivables generated by the Group companies, represent an exception to this rule. These assets are stated at amortized cost values.

Gains and losses resulting from the changes in market values of financial assets available for sale are recorded temporarily in shareholders' equity until such assets are sold, when they are transferred to the income statement.

Related parties

Related party transactions
Transactions with related parties are conducted on an arm's length basis.

Notes to the consolidated financial statements

Changes in Group companies

Note (1)

The following changes in Group companies occurred during 2001 (business segment/transaction/date reflected in the consolidated financial statements):

Disposals of entire business segments
- Pilatus Flugzeugwerke (sale,January 1, 2001)

Disposals of divisions
- Leybold Optics (Components and Special Systems/sale, October 1, 2001)

Additions of individual companies
- Unaxis Nimbus Ltd., Monmouth/GB (Information Technology/purchase, June 1, 2001)
- Unaxis SPTec SA, Neuenburg/CH (Information Technology/purchase, January 1, 2001)

The impact of disposals of entire business segments can be seen in the main financial statements and in the segment information. The full impact of the disposal of the Leybold Optics division will be felt only beginning in 2002. For the current year, this division is included in the financial statements with revenues of CHF 173 million and an EBIT of CHF 39 million. As a result of the other changes in Group companies during 2001, sales increased by CHF 25 million, and the number of employees by 121 compared with 2000.

See note 19 for additional information regarding additions to Group companies. A complete list of all subsidiaries can be found on pages 98 to 99.

Conversion rates

Note (2)

The following rates were used to convert the most important foreign currencies in the balance sheet and income statement into Swiss francs:

in CHF

	Average rates		Change	Year-end rates		Change
	2001	2000		**2001**	2000	
1 USD	**1.69**	1.69	0.0%	**1.67**	1.61	3.7%
1 EUR	**1.51**	1.56	– 3.2%	**1.48**	1.52	– 2.6%
1 GBP	**2.43**	2.56	– 5.1%	**2.43**	2.41	0.8%
100 JPY	**1.39**	1.57	– 11.5%	**1.28**	1.41	– 9.2%
100 HKD	**21.63**	21.67	– 0.2%	**21.46**	20.66	3.9%
1 SGD	**0.942**	0.979	3.8%	**0.905**	0.93	– 2.7%

Impact of conversion rates on sales

Note (3)

	Change from prior year: Effective	Change from prior year: Excluding conversion impact	**Impact of conversion rates**
Information Technology	– 13.8%	– 11.8%	**– 2.0%**
Surface Technology	3.2%	6.9%	**– 3.7%**
Components and Special Systems	– 36.7%	– 34.7%	**– 2.0%**
Others	– 52.5%	– 52.4%	**– 0.1%**
Core business	– 22.5%	– 20.4%	**– 2.1%**
Segment sold (Pilatus)	– 100.0%	– 100.0%	**0.0%**
Total	**– 35.3%**	**– 34.0%**	**– 1.3%**

Note (4)
in CHF million

Amortization of goodwill for subsidiaries	2001	2000
Information Technology	**63**	28
Surface Technology	**1**	3
Components and Special Systems	**0**	0
Others	**0**	0
Total	**64**	31

The amortization of goodwill for the Information Technology Division of CHF 63 million includes a full year's amortization for ESEC and Unaxis USA (Plasma-Therm) based on a useful life of 15 years, and for Unaxis Nimbus GB based on a useful life of 3 years. During the prior year, only four months' amortization of goodwill for ESEC was included in this position.

Note (5)
in CHF million

Other operating income and expense	2001	2000
License, patent and know-how revenue	**0**	1
Other operating income	**35**	28
Income	**35**	29
Taxes not based on income	**– 7**	– 8
Other operating expenses	**– 33**	– 58
Expense	**– 40**	– 66
Total	**– 5**	– 37

Included in other operating expenses of CHF 33 million are restructuring costs amounting to CHF 13 million. Total costs of restructuring measures which have been communicated and introduced are expected to amount to CHF 67 million, of which CHF 54 million is covered by provisions created in the past for this purpose. The restructuring costs are related to the business segments as follows:

– Information Technology	51
– Surface Technology	0
– Components and Special Systems	13
– Others	3
Total	67

Note (6)
in CHF million

Expenses included in operating result	2001	2000
Salaries and wages	**644**	734
Social security and other employee benefits	**131**	148
Personnel expense	**775**	882
Depreciation and amortization of		
– operating fixed assets	**120**	114
– intangible assets (excluding goodwill on purchased companies)	**9**	8

Of the total cost of social security and other employee benefits of CHF 131 million, CHF 18 million (prior year CHF 28 million) relate to specific post-employment benefit plans of the individual companies. The remainder includes the legally required retirement benefit contributions of Group companies as well as other social security expenses.

Impairment losses on goodwill

Note (7)

in CHF million

Impairment losses on goodwill	2001	2000
Total	**200**	0

In view of the strong decline in ESEC sales and continued cyclical weakness in demand, the impairment test made at mid-year was repeated at year-end using the DCF method with updated assumptions. Based on these test results, the impairment loss had to be increased by CHF 62 million to a total of CHF 162 million. After recording this impairment loss, the remaining goodwill related to ESEC was CHF 172 million, which represents 46.2 percent of the original cost.

An impairment loss of CHF 38 million recorded on the goodwill paid for Zevatech by ESEC is mainly attributable to the decline in sales and the continued cyclical weakness in demand in ESEC's Micron business area, as well as to changes in platform strategies.

Impact of conversion rates on operating result

Note (8)

in CHF million

	Change from prior year Effective	Change from prior year Excluding conversion impact	**Impact of conversion rates**
Information Technology	– 500	– 501	**1**
Surface Technology	5	8	**– 3**
Components and Special Systems	– 38	– 41	**3**
Others	22	29	**– 7**
Core business	– 511	– 505	**– 6**
Segment sold (Pilatus)	– 14	– 14	**0**
Total	– 525	– 519	**– 6**

Financial result

Note (9)

in CHF million

Financial result	2001	2000
Interest income	**22**	12
Other financial income	**3**	4
Financial income	**25**	16
Interest on financial debt	**– 9**	– 24
Interest on post-employment benefit provisions	**– 14**	– 15
Impairment loss on financial assets	**0**	– 6
Other financial expense	**– 2**	– 2
Financial expense	**– 25**	– 47
Exchange gains/losses, net	**0**	8
Total	**0**	– 23

Note (10)
in CHF million

Result from sales of entire business segments	2001	2000
Total	**81**	8

Following the sale of the segment «Hotel Zürich» during the previous year, 90 percent of the investment in Pilatus Flugzeugwerke AG, Stans/CH, was sold to a group of Swiss investors for a net price of CHF 212 million (sale price less transaction costs and provision for performance guarantees). After deduction of the consolidated equity value of Pilatus of CHF 131 million, a gain of CHF 81 million was recognized on this transaction.

Note (11)
in CHF million

Other result	2001	2000
Share in earnings of associated companies	**0**	34
Amortization of goodwill on associated companies	**0**	– 7
Result from sale of associated companies	**0**	0
Result from associated companies	**0**	27
Rental income from non-operating real estate	**4**	7
Expense of non-operating real estate	**– 6**	– 6
Depreciation of non-operating real estate	**– 1**	0
Result from sale of non-operating real estate	**10**	16
Result from non-operating real estate	**7**	17
Result from sale of operating real estate	**– 1**	– 1
Result from sale of operations and investments	**207**	275
Other non-operating expense and income	**3**	4
Other non-operating result	**209**	278
Total	**216**	322

Result from sale of operations and investments	
Gross sales proceeds:	
Leybold Optics Division (share deal)*	250
Hapsite Business USA (asset deal)	3
Surface Coating Canada (asset deal)	5
Surface Coating Hanau (asset deal)*	2
Contraves Inc. USA (asset deal)	12
Minority interest of 10% in Applied Films Corporation	21
Total gross sales proceeds	293
Less Group share in net equity / Group values of net assets sold	– 47
Less selling expenses and provisions for expenses to be incurred	– 39
Total result from sale	**207**

* These sales contracts include earn-out clauses which could in the future result in additional sales proceeds if certain earnings targets are achieved.

Note (12)

in CHF million

Income taxes	2001	2000
Current income taxes	**31**	71
Deferred taxes	**2**	16
Total	**33**	87

in CHF million

Analysis of tax expense	2001		2000	
	Result before taxes	**Tax expense**	Result before taxes	Tax expense
Corporation total	**86**	**33**	621	87
Expected tax expense based on weighted average tax rate for 2001: 87.2% (2000: 15.6%)*		**75**		97
Difference between actual and expected tax expense		**– 42**		– 10
Deferred taxes on current year losses not capitalized		**22**		26
Utilization of tax loss carry-forwards not capitalized		**– 22**		– 109
Change in negative valuation differences not capitalized		**44**		84
Expiration of tax loss carry-forwards capitalized		**1**		1
Impact of changes in tax rates		**– 12**		4
Subsequent taxes for prior periods (incl. credits)		**6**		1
Non-recoverable withholding taxes		**5**		0
Non-deductible expenses		**3**		8
Non-taxable income		**– 86**		– 29
Other items		**– 3**		4
Total tax expense in excess of / below expected tax expense		**– 42**		– 10

in CHF million

*Calculation of weighted average tax rates	2001			2000		
	Result before taxes	Average tax rate	Expected tax expense	Result before taxes	Average tax rate	Expected tax expense
Total income on company basis	479	28.4%	136	735	28.1%	206
Total losses on company basis	– 294	20.7%	– 61	– 303	35.9%	– 109
Income, net	185	40.8%	75	432	22.6%	97
Consolidating entries not subject to taxes	– 99	0.0%	0	189	0.0%	0
Total	86	**87.2%**	75	621	**15.6%**	97

Note (13)
in CHF million

Cash and cash equivalents	2001	2000
Cash, postal and current bank accounts	**274**	264
Time deposits	**576**	289
Total	**850**	553
Change against previous year	**297**	– 3
due to changes in Group companies	**– 38**	154
due to conversion differences	**– 2**	– 1

Note (14)
in CHF million

Receivables	2001	2000
Trade accounts receivable	**366**	619
Trade notes receivable	**28**	31
Other receivables	**70**	180
Allowance for doubtful accounts	**– 42**	– 55
Total	**422**	775
Change against previous year	**– 353**	232
due to changes in Group companies	**– 58**	109
due to conversion differences	**–**	– 14

Note (15)
in CHF million

Inventories	2001	2000
Raw materials and components	**98**	226
Work in process	**132**	284
Finished goods	**63**	102
Trade merchandise	**26**	53
Advances for inventories	**7**	9
Accrued sales under percentage of completion method	**0**	40
Total	**326**	714
Change against previous year	**– 388**	91
due to changes in Group companies	**– 289**	62
due to conversion differences	**– 3**	– 14

Allowances for declines in inventory values amount to CHF 103 million (prior year CHF 112 million including CHF 33 million for Pilatus).

Prepaid expenses and accrued income	2001	2000
Post-employment benefit fund assets in excess of PBO	**43**	36
Gains from derivatives (IAS 39)	**6**	–
Other prepaid expenses and accrued income	**24**	30
Total	**73**	66
Change against previous year	**7**	14
due to changes in Group companies	**-7**	–
due to conversion differences	**1**	–

Note (16)
in CHF million

Information regarding the results from derivative instruments which qualify as hedges of future cash flows as defined by IAS 39 and which therefore have been recorded directly in equity without impacting net income is shown in the consolidated statement of changes in shareholders' equity.

Other investments	2001	2000
Total	**96**	34
Change against previous year	**62**	20
due to changes in Group companies	**-**	–
due to conversion differences	**-**	–

Note (17)
in CHF million

Other investments increased during the year to include the remaining 10% interest in Pilatus Flugzeugwerke AG, Stans, for which the Group's share in net equity was CHF 14 million. The 10% residual interest in Applied Films Corporation following the sale of the Large Area Coating operations during the previous year was sold in 2001 (disposed book value of CHF 16 million). The remaining increase of CHF 64 million resulted from the adjustment of other investments to their fair values (IAS 39), which the Corporation has elected to record directly in shareholders' equity (see also changes in shareholders' equity).

Note (18) in CHF million

Fixed assets

	Plant and equipment	Production and admini-stration buildings	Developed land	Advances and assets under construction	Non-operating real estate designated for sale	Invest-ment properties (IAS 40)	**Total**
Cost							
Balance at January 1, 2001	946	511	45	38	100	11	**1 651**
Conversion differences	– 6	– 3	– 1				**– 10**
Changes in Group companies	– 81	– 64	– 3	– 3		– 1	**– 152**
Additions	113	13		60			**186**
Disposals	– 78	– 76	– 9	– 4	– 38	– 4	**– 209**
Transfers	6	29	4	– 43	5	– 6	**– 5**
Balance at December 31, 2001	900	410	36	48	67	0	**1 461**
Accumulated depreciation and impairment losses							
Balance at January 1, 2001	580	248	0	0	64	0	**892**
Conversion differences	– 4	– 2					**– 6**
Changes in Group companies	– 60	– 42					**– 102**
2001 depreciation	105	14			1		**120**
Impairment loss							**0**
Disposals	– 53	– 46			– 24		**– 123**
Transfers	– 4	– 1			2		**– 3**
Balance at December 31, 2001	564	171	0	0	43	0	**778**
Net Group values	**336**	**239**	**36**	**48**	**24**	**0**	**683**
Including assets under financial leases	21	22	2				**45**
Insured values in the event of fire	989	368		23	179		**1 559**

Commitments under outstanding orders for capital expenditures amounted to CHF 1 million at the end of 2001 (prior year CHF 4 million).

Intangible assets

Note (19)

in CHF million

	Purchased goodwill on			Purchased		Internally generated	Total
	Parts of operations	Group companies	Assoc. companies	Software	Other intangible assets	Intangible assets	
Cost							
Balance at January 1, 2001	3	760	0	31	3	0	**797**
Conversion differences		7		– 1			**6**
Changes in Group companies		– 2		– 1	– 2		**– 5**
Additions		43		2	1		**46**
Disposals	– 1			– 1	– 1		**– 3**
Transfers				4			**4**
Balance at December 31, 2001	2	808	0	34	1	0	**845**
Accumulated amortization and impairment losses							
Balance at January 1, 2001	2	135	0	16	1	0	**154**
Conversion differences				– 1			**– 1**
Changes in Group companies		– 1		– 1	– 1		**– 3**
2001 amortization		64		8	1		**73**
Impairment losses		200					**200**
Disposals	– 1			– 1	– 1		**– 3**
Transfers				3			**3**
Balance at December 31, 2001	1	398	0	24	0	0	**423**
Net Group values	**1**	**410**	**0**	**10**	**1**	**0**	422

Total additions to goodwill related to Group companies of CHF 43 million include the following:

	Purchase price	**Fair value of net assets acquired**	**Goodwill**
– Purchase of a 100% share package in Unaxis Nimbus Ltd./GB	0	– 38	38 *
– Increase in interest held in Unaxis-Nextral/F from 51% to 100%	9	4	5

* non-cash item (see statement of changes in financial position)

As of the end of 2001, the Group had no commitments to purchase intangible assets (prior year: CHF 2 million).

Note (20)
in CHF million

Deferred tax assets	2001	2000
Total	**80**	82
Change against previous year	**– 2**	– 9
due to changes in Group companies	**– 1**	3
due to conversion differences	**–**	– 4
Deferred tax benefits not capitalized resulting from tax loss carry-forwards of CHF 477 million (prior year CHF 511 million)	**124**	176
Deferred tax benefits not capitalized resulting from negative valuation differences of CHF 35 million (prior year CHF 79 million)	**9**	26

Tax loss carry-forwards of CHF 477 million, for which no deferred tax benefits have been recorded, expire as follows:

CHF 2 million in 1 year
CHF 18 million in 2 years
CHF 9 million in 3 years
CHF 5 million in 4 years
CHF 6 million in 5 years
CHF 437 million beyond 5 years

Note (21)
in CHF million

Assets pledged/otherwise restricted	2001	2000
Receivables and inventories	**0**	12
Fixed assets	**49**	52
Total	**49**	64

Of the fixed assets balance of CHF 49 million, 8 percent are pledged as collateral under mortgages outstanding, and 92 percent are restricted by reservation of ownership under financial lease obligations.

Note (22)
in CHF million

Payables	2001	Due			Secured	2000
		within 1 year	1 to 5 years	beyond 5 years		
Trade accounts payable	**105**	105				220
Trade notes payable	**4**	4				3
Other payables	**44**	44				89
Total	**153**	153	0	0	0	312
Change against previous year	**– 159**					– 131
due to changes in Group companies	**– 68**					– 26
due to conversion differences	**–**					– 7

Note (23)
in CHF million

Accrued liabilities	2001	Due			Secured	2000
		within 1 year	1 to 5 years	beyond 5 years		
Loss from derivatives (IAS 39)	**4**	4				–
Other accrued liabilities	**144**	144				204
Total	**148**	148	0	0	0	204
Change against previous year	**– 56**					81
due to changes in Group companies	**– 26**					56
due to conversion differences	**– 1**					– 1

Information regarding the results from derivative instruments which qualify as hedges of future cash flows as defined by IAS 39 and which therefore have been recorded directly in equity without impacting net income is shown in the consolidated statement of changes in shareholders' equity.

Note (24)
in CHF million

Customer advances	2001	Due			Secured	2000
		within 1 year	1 to 5 years	beyond 5 years		
Total	**129**	69	59	1	0	265
Change against previous year	**– 136**					45
due to changes in Group companies	**– 50**					7
due to conversion differences	**– 3**					– 5

Note (25)
in CHF million

Financial debt/net liquidity	**2001**	Due			Secured	2000
		within 1 year	1 to 5 years	beyond 5 years		
Current bank accounts	**33**	33				33
Fixed advances	**0**					172
Financial bills	**0**					7
Loans payable	**28**	21	5	2		56
Mortgages payable	**4**		2	2	4	13
Financial lease obligations	**17**	4	9	4	17	30
Bond issue	**0**					68
Total financial debt	**82**	58	16	8	21	379
./. Cash and cash equivalents	**– 850**					– 553
Net liquidity	**768**					174
Change against prior year	**594**					– 32
due to changes in Group companies	**– 36**					18
due to conversion differences	**– 12**					3

Reflecting their actual economic nature, mortgages not yet canceled are treated as long-term debt. Only 1 percent of total financial debt is denominated in Swiss francs, 39 percent in Japanese yen, 34 percent in Euros, 12 percent in Singapore dollars, and 7 percent each in US dollars and Korean won. Of total financial debt, 99 percent is owed to banks, and 76 percent is subject to floating interest rates. As an average taken over all currencies, financial debts resulted in interest charges of 3.6 percent (prior year: 5.9 percent).

Deferred tax provision	2001	Due within 1 year	Due beyond 1 year	2000
Total	**55**	0	55	87
Change against previous year	**- 32**			11
due to changes in Group companies	**- 31**			- 5
due to conversion differences	**- 1**			- 1

Note (26)
in CHF million

Other provisions	2001	Due within 1 year	Due beyond 1 year	2000
Current income tax provisions	**47**	47		59
Post-employment benefit provisions	**248**	158	90	270
Various provisions	**392**	199	193	463
Total	**687**	404	283	792
Change against previous year	**- 105**			50
due to changes in Group companies	**- 52**			- 15
due to conversion differences	**- 5**			- 24

Note (27)
in CHF million

Post-employment benefit provisions totaling CHF 248 million (prior year 270 CHF million) are related to the following plans:

Summary of post-employment benefit plans	2001 Total	2001 Defined benefit plans	2001 Defined contribution plans	2000 Total	2000 Defined benefit plans	2000 Defined contribution plans	
Funded plans	**23**	13	10	27	13	14	Number of plans
Unfunded plans	**10**	10	0	12	12	0	
Active participants	**6 260**	5 879	381	8 710	7 923	787	Number of persons covered
Retirees	**1 850**	1 850	0	2 118	2 108	10	
Post-employment benefit cost (operating)	**18**	17	1	28	26	2	in CHF million
Post-employment benefit cost (financial)	**14**	14	0	15	15	0	
Post-employment benefit cost (total)	**32**	31	1	43	41	2	
Post-employment benefit provisions	**248**	243	5	270	263	7	
Post-employment benefit assets	**43**	43	0	36	36	0	

Defined benefit plans

in CHF million

	2001 Total	2001 Funded	2001 Unfunded	2000 Total	2000 Funded	2000 Unfunded
Plan assets at market values	**514**	514		650	650	
Present benefit obligation (PBO)	**– 701**	– 478	– 223	– 824	– 569	– 255
Assets in excess of/(below) PBO	**– 187**	36	– 223	– 174	81	– 255
Post-employment benefit provisions	**243**	8	235	263	7	256
Post-employment benefit assets	**– 43**	– 43	0	– 36	– 36	0
Unrecognized gains	**13**	1	12	53	52	1
Of which:						
– actuarial gains/losses	**13**	1	12	39	38	1
– past service costs	**0**	0	0	14	14	0
Of which:						
– unrecognized due to limit to be observed	**0**	0	0	34	34	0

Post-employment benefit cost from defined benefit plans

in CHF million

	2001	2000
Current service cost after deduction of employee contributions	**28**	45
+ interest cost of post-employment benefit obligations	**31**	40
– expected return on plan assets	**– 28**	– 39
+ recognized past service costs	**6**	0
– recognized actuarial gains	**– 6**	– 5
Total	**31**	41
Assets:		
– Value of fixed assets used by Group companies	**0**	0
– Receivables from Group companies	**0**	0

Actuarial assumptions

(weighted average rates)	2001	2000		2001	2000
Discount rate	**4.9%**	4.9%	Benefit progression	**1.3%**	1.2%
Salary progression	**2.8%**	2.8%	Return on plan assets	**5.3%**	5.9%

Various provisions

in CHF million

	Provisions charged against EBIT							
	Product warranties	Product liability	Onerous contracts	Long-term employee benefits	Re-structuring	Others	Provisions not charged against EBIT	Total
Balance at January 1, 2001	69	4	4	5	95	78	208	**463**
Conversion differences						– 2		**– 2**
Changes in Group companies	– 27		– 2	– 4				**– 33**
Amounts used	– 18				– 16	– 44	– 14	**– 92**
Amounts reversed	– 15		– 2		– 25	– 13	– 2	**– 57**
Additions	30			5	10	58	10	**113**
Transfers		8				– 2	– 6	**0**
Balance at December 31, 2001	39	12	0	6	64	75	196	**392**
Of which:								
– due within 1 year	32	8		1	50	55	53	**199**
– due beyond 1 year	7	4		5	14	20	143	**193**

Provisions which have not been charged against EBIT serve largely to cover recognizable risks arising from the sales of subsidiaries concluded during recent years.

Maturities of debt

Note (28)

in CHF million

	2001	Due		2000
		within 1 year	beyond 1 year	
Payables	**153**	153		312
Accrued liabilities	**148**	148		204
Customer advances	**129**	69	60	265
Financial debt	**82**	58	24	379
Deferred tax provisions	**55**		55	87
Other provisions	**687**	404	283	792
Total	**1 254**	832	422	2 039

Note (29) Contingent liabilities

in CHF million

Contingent liabilities	2001	2000
Performance guarantees/guarantees of debt	**0**	29
Collateral securities	**0**	0
Discounted notes receivable	**2**	2
Total	**2**	31

Note (30) Payments under non-cancelable leases

in CHF million

Payments under non-cancelable leases	2001	2000
Due in 1st year	**12**	19
Due in 2nd year	**10**	14
Due in 3rd year	**9**	12
Due in 4th year	**7**	11
Due in or beyond 5th year	**27**	35
Total	**65**	91

Note (31) Financial instruments

in CHF million

Financial instruments	2001			2000		
	Contract amounts	**Deviation from market value** positive	negative	Contract amounts	Deviation from market value positive	negative
Currency derivatives	**232**	6	4	590	24	2
Interest derivatives	**0**			50		
Other derivatives	**0**			0		
Total	**232**	6	4	640	24	2

Positive and negative deviations from market values of currency derivatives (included in the balance sheet for the first time according to IAS 39, see notes 16 and 23) are offset by the corresponding gain or loss on the underlying hedged transactions. The maximum risk of counterparty non-performance is represented by the positive deviation from market value. In view of the reputation of the counterparties, this risk is deemed to be minimal.

Corporate strategy to reduce risk and the valuation principles applied to the individual positions are described under the accounting principles. Amounts shown in the balance sheet for cash and cash equivalents, receivables and payables, as well as for loans receivable and short-term financial debts approximate market values. Risks associated with interest rate changes on financial debt can be assessed from the information in note 25.

Participation plans of Unaxis Holding AG

Note (32)

in CHF million

The following plans exist, under which each option invests its owner with the right to purchase one share in Unaxis Holding AG:

- Since 1998 the Board of Directors of Unaxis Holding AG has received a portion of their fees in the form of share options (expiring in 3 or 4 years).
- Conceived as a long-term bonus, members of corporate and other management receive a portion of their compensation package in options on the company's shares (expiring in 4 or 7 years). The right to exercise such options is fully vested after 2 or 3 years for those individuals still employed by the Group.
- Additional members of management receive – also designed as a long-term bonus – shares locked-in for a period of 3 years together with options.

Under these stock plans, the following options were outstanding at December 31, 2001:

	Issued	Number	Expiration date	Locked-in until	Strike price
Board Members	1999	22 832	5/2/2002	5/2/2002	350
	2000	13 264	5/5/2003	5/5/2003	650
	2001	9 118	5/30/2005	5/28/2004	400
Corporate and other management members	2000	4 278	5/5/2003	5/5/2003	650
	2000	21 080	5/4/2004	5/5/2003	650
	2001	5 538	5/30/2005	5/28/2004	400
	2001	7 510	5/28/2008	5/28/2003	315
	2001	7 510	5/28/2008	5/28/2004	315
	2001	511	5/29/2008	5/28/2003	315
	2001	524	5/29/2008	5/28/2004	315

Those options issued to board members in 1998 with a strike price of CHF 350 expired worthless in November 2001.

The option rights are covered exclusively by the purchase of shares on the open market (see also note 18 to the financial statements of Unaxis Holding AG). Social security expenses associated with the issue of such options are included in personnel expense.

In addition, a stock purchase plan exists for group employees. Under this plan, the employees were able to purchase shares in Unaxis Holding AG in May 2001 at a preferred price (30 percent below market values). The discounts granted to employees have been included in personnel expense. The shares are locked-in for a period of two years.

Related parties

Note (33)

There were no significant transactions with related parties during 2001. Details of compensation received by the Board of Directors and the Executive Board: see pages 15–16. Participation plan: see note 32.

Note (34)

Events after the balance sheet date

W.C. Heraeus GmbH with headquarters in Hanau, Germany acquired on February 28, 2002: Unaxis Materials Deutschland GmbH in Hanau, Germany, and Materials USA Inc., Morgan Hill, CA. The deal is subject to approval by the German Federal Cartel Office. Aggregate sales by both companies were CHF 43 million in 2001. The parties agreed not to disclose the purchase price.

Note (35)

Consolidated statement of changes in financial position

The reclassification of part of the result includes the results from the sale of entire business segments of CHF 81 million in 2001 and CHF 8 million in the prior year (see also note 10). In order to increase comparability between years, these results have been allocated to the corresponding business areas in the consolidated income statement. For the statement of changes in financial position, these allocations had to be reversed.

Segment information 2000 – 2001

in CHF million

	Information Technology		**Surface Technology**		**Components and Special Systems**	
	2001	2000	**2001**	2000	**2001**	2000
Orders received	**637**	1 201	**323**	341	**582**	1 447
Orders on hand	**206**	574	**1**	20	**232**	559
Sales by region						
Japan and Asia / Pacific	**485**	501	**37**	27	**134**	272
Europe	**265**	367	**216**	206	**396**	510
North America	**261**	302	**80**	86	**187**	349
Other areas	**10**	15	**6**	9	**13**	29
	1 021	1 185	**339**	328	**730**	1 160
Sales by location						
Japan and Asia / Pacific	**247**	268	**29**	30	**69**	134
Europe	**462**	567	**227**	206	**548**	762
North America	**312**	350	**75**	88	**113**	264
Other areas			**8**	4		
	1 021	1 185	**339**	328	**730**	1 160
Capital expenditures in fixed assets						
Japan and Asia / Pacific	**5**	4	**16**	5		2
Europe	**51**	47	**29**	41	**16**	18
North America	**11**	24	**6**	8	**1**	8
Other areas			**2**			
	67	75	**53**	54	**17**	28
Number of employees						
Japan and Asia / Pacific	**433**	478	**232**	203	**162**	156
Europe	**2 310**	2 337	**1 148**	1 101	**1 591**	1 959
North America	**475**	509	**330**	484	**176**	265
Other areas			**72**	48		
	3 218	3 324	**1 782**	1 836	**1 929**	2 380
Assets	**1 063**	1 506	**296**	308	**294**	386
Liabilities	**254**	312	**69**	74	**219**	329
Net assets*	**809**	1 194	**227**	234	**75**	57
Shareholders' equity incl. minority interests						
Research and development	**142**	85	**14**	13	**50**	78
Operating result from current activities	**– 123**	177	**45**	40	**76**	114
Impairment losses on goodwill	**– 200**					
Operating result (EBIT)	**– 323**	177	**45**	40	**76**	114
Result before taxes						
Income taxes						
Net income incl. minority interests						
Funds from / used by:						
Operations						
Investing activities						
Financing activities						

*Net assets include all operating current and non-current assets (excluding cash and cash equivalents and financial assets), less operating liabilities (excluding financial debts, provisions for post-employment benefits and for taxes and other provisions not charged against operating result).

Others 2001	Others 2000	Segments sold (Pilatus) 2001	Segments sold (Pilatus) 2000	Total 2001	Total 2000	
30	69		674	**1 572**	3 732	**Orders received**
	28		287	**439**	1 468	**Orders on hand**
						Sales by region
1	6		90	**657**	893	Japan and Asia / Pacific
3	18		110	**880**	1 185	Europe
33	41		291	**561**	1 077	North America
	6		50	**29**	130	Other areas
37	71		541	**2 127**	3 285	
						Sales by location
	3			**345**	435	Japan and Asia / Pacific
1	29		256	**1 238**	1 820	Europe
36	39		277	**536**	1 018	North America
			8	**8**	12	Other areas
37	71		541	**2 127**	3 285	
						Capital expenditures in fixed assets
				21	11	Japan and Asia / Pacific
46	22		8	**142**	136	Europe
3	3		1	**21**	44	North America
				2	0	Other areas
49	25		9	**186**	191	
						Number of employees
				827	837	Japan and Asia / Pacific
309	328		1 071	**5 358**	6 796	Europe
3	143		67	**984**	1 468	North America
			5	**72**	53	Other areas
312	471		1 143	**7 241**	9 154	
169	232		349	**1 822**	2 781	Assets
78	163		142	**620**	1 020	Liabilities
91	69		207	**1 202**	1 761	**Net assets***
			146	**1 762**	1 669	**Shareholders' equity incl. minority interests**
2	3		40	**208**	219	Research and development
– 9	– 31		14	**– 11**	314	Operating result from current activities
				– 200	0	Impairment losses on goodwill
– 9	– 31		14	**– 211**	314	**Operating result (EBIT)**
			19**	**86**	621	Result before taxes
			– 3	**– 33**	– 87	Income taxes
			16**	**53**	534	Net income incl. minority interests
						Funds from / used by:
			18	**264**	486	Operations
			– 13	**328**	– 482	Investing activities
			– 26	**– 293**	– 6	Financing activities

** These items also include the result from the sale of Hotel Zürich amounting to CHF 8 million

Report of the Group auditors

To the Annual Shareholders' Meeting of Unaxis Holding AG, Zurich:

As auditors of the Group, we have audited the consolidated financial statements (income statement, balance sheet, statement of changes in financial position, statement of changes in shareholders' equity and notes, see pages 58 to 83) of Unaxis Holding AG for the year ended December 31, 2001.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosure in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with the International Accounting Standards (IAS) and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

Zurich, March 11, 2002

Ernst & Young AG

Martin Stäubli
Swiss Certified Public Accountant
(Auditor in charge)

Hans-Peter Rudolf
Certified Public Accountant
(Auditor in charge)

Key figures 1997 – 2001

in CHF million

	2001	2000	1999	1998	1997
Orders received	**1 572**	3 732	3 153	3 520	3 713
Sales	**2 127**	3 285	2 891	3 631	3 918
Operating result (EBIT)	**– 211**	314	80	– 67	210
Financial result	**0**	– 23	– 18	– 64	– 61
Other result	**297**	330	– 38	– 25	– 37
Income taxes	**– 33**	– 87	– 18	– 8	– 28
Minority interests in net income	**58**	– 23	– 1	– 5	– 9
Net income/loss	**111**	511	5	– 169	75
Personnel expense	**775**	882	954	1 153	1 203
Research and development	**208**	219	188	213	206
Depreciation of fixed assets	**120**	114	130	196	157
Other depreciation and amortization	**73**	45	13	13	12
Impairment losses on goodwill	**200**	0	–	–	–
Current assets	**1 671**	2 108	1 774	2 394	2 813
Non-current assets	**1 345**	1 600	1 226	1 954	2 047
Current liabilities	**832**	1 305	1 232	1 925	2 026
Long-term liabilities	**422**	734	722	1 319	1 520
Minority interests	**95**	165	13	17	22
Shareholders' equity	**1 667**	1 504	1 033	1 087	1 292
Total assets	**3 016**	3 708	3 000	4 348	4 860
Inventories	**326**	714	623	1 047	1 399
Fixed assets	**683**	759	761	1 795	1 924
Net assets	**1 202**	1 761	1 015	2 031	2 487
Net liquidity (+)/net debt (–)	**768**	174	206	– 656	– 856
Net funds from operations	**264**	486	60	242	396
Capital expenditures in fixed assets	**186**	191	169	261	239
Above excl. Oerlikon-Bührle Immobilien	**186**	191	138	199	172
Proceeds from sales of fixed assets	**90**	40	68	205	164
Above excl. Oerlikon-Bührle Immobilien	**90**	40	62	100	72
Number of consolidated Group companies	**95**	113	77	109	107
Number of employees at year-end	**7 241**	9 154	8 366	13 741	14 829
Average number of employees	**8 197**	8 760	11 054	14 285	15 186
Sales per employee in CHF	**259 500**	375 000	261 500	254 200	258 000
Operating result as % of net assets (RONA)	**– 17.6%**	17.8%	7.9%	– 3.3%	8.4%
Non-current assets as % of total assets	**44.6%**	43.1%	40.9%	44.9%	42.1%
Equity ratio	**55.3%**	40.5%	34.4%	25.0%	26.6%

Operative Companies

Country	Activity	Name, registered office	Group owns (%)	Number of employees	President
Core businesses					
Austria	□ △	Balzers GmbH, Kapfenberg	100	20	Zechner, Johann
Belgium	□ △	S.A. Balzers N.V., St.-Truiden	100	48	Boghe, Willy
	△	Leybold N.V., Nossegem-Zaventem	99.5	4	Nuytten, Claude
Brazil	□ △	Balzers Balinit do Brasil Ltda., Jundiaí SP	93	42	Campos, Walter
China	△	Unaxis China Ltd., Hong Kong	99.5	11	Loh, Benjamin
	□ △	Unaxis (Shanghai) Co. Ltd., Shanghai	100	21	Loh, Benjamin
	△	ESEC Semiconductor (Shanghai) Co. Ltd., Shanghai	56.8	0	Lee, Giap Yong
	△	ESEC (Hong Kong) Ltd., Hong Kong	56.8	14	Lee, Giap Yong
	□ △	Leybold Vacuum Equipment Manufacturing Co. Ltd., Tianjin, Beichen District	99.5	33	Ng, Damian
	△	Leybold Vacuum Int. Trade Co., Ltd., Tianjin, Beichen District	99.5	21	Ng, Damian
France	○	Unaxis France Holding SA, St.Thibault des Vignes	100	0	Vogt, Andreas
	△ ◇	Unaxis France SA, Palaiseau	100	39	Vogt, Andreas
	□ △ ◇	Unaxis Nextral SA, Montbonot-St. Ismier	100	46	Parrens, Pierre
	□ △	Balzers Revêtements sous vide France SA, St.Thibault	100	227	Collignon, Pierre
	□ △ ◇	Leybold Vacuum France SA, Courtaboeuf Cedex	99.5	181	Hetzel, Roland
Germany	△	Unaxis Deutschland Vertriebs GmbH, Munich	99.5	33	Grafe, Volker
	□ △ ◇	Unaxis Optics Deutschland GmbH, Geisenheim	99.5	78	Enders, Peter
	□ △ ◇	Unaxis Deutschland GmbH, Alzenau	99.5	103	Grafe, Volker
	△	ESEC (Germany) GmbH, Nurnberg	56.8	2	Meier, Felix
	□ △	Balzers Verschleißschutz GmbH, Bingen	99.5	332	Brändle, Hans
	○	Unaxis Deutschland Holding GmbH, Hanau	99.5	17	Grafe, Volker
	□ △ ◇	Unaxis Materials Deutschland GmbH, Hanau	99.5	96	Stock, Rudolf
	□ △	Leybold Vacuum Dresden GmbH, Dresden	99.5	41	Grossmann, Frank
	□ △ ◇	Leybold Vacuum GmbH, Cologne	99.5	941	Mattern-Klosson, Monika
	○	Balzers und Leybold Vermietungs GmbH & Co.KG, Hanau	93.53	8	Grafe, Volker
	○	Balzers und Leybold Vermietungs- und Verwaltungs GmbH, Hanau	99.5	0	Grafe, Volker
	○	Perfect IT GmbH, Hanau	99.5	50	Haupt, Reiner
Great Britain	□ △	Balzers Ltd., Milton Keynes	100	69	Stokley, Peter J.
	□ △ ◇ ○	Unaxis Nimbus Ltd., Monmouth	100	114	Van Agtmaal, J.G.
	△	Unaxis UK (Branch), Milton Keynes	100	5	Grafe, Volker
	△	Leybold Vacuum UK Ltd., London	99.5	36	Ball, Chris
India	□ △	Balzers India Ltd., Bosahri/Pune	100	70	Keskar, Ramesh V.
Italy	△	Unaxis Italia (Branch), Arluno/Milan	100	8	Grafe, Volker
	□ △	Balzers S.p.A., Brugherio	100	67	Angehrn, Anton
	△	Leybold Vacuum Italia S.p.A., Milan	99.5	17	Hauck, Günter

Country	Activity	Name, registered office	Group owns (%)	Number of employees	President
Japan	□ △	Nihon Balzers Co. Ltd., Hiratsuka	100	66	Schmalz, Andreas
	△ ◇	Unaxis Japan Co. Ltd., Tokyo	100	76	Sawada, Susumu
	△	ESEC K.K., Yokohama	56.8	13	Yamashita, Hideshige
	△	Leybold Vacuum Japan Co. Ltd., Yokohama-shi	99.5	41	Schädlich, Christian
Korea	□ △	Balzers Korea Coating Co. Ltd., Kyungsan	87.5	59	Gim, Jong-Seong
	△ ◇	Unaxis Korea Ltd., Sungnam, Kyungki-Do	100	26	Cheon, In-Chul
	△	ESEC Korea Ltd., Seoul	56.8	16	Kim, Chang-Soon
	△	Leybold Vacuum Korea Ltd., Seoul	99.5	41	Knobloch, Edgar J.
Liechtenstein	□ △ ◇ ○	Unaxis Balzers Aktiengesellschaft, Balzers	100	1 521	Vogt, Andreas
	○	Balzers AG, Balzers	100	0	Schulz, Hans
	□ △ ◇	Unaxis Materials Aktiengesellschaft, Balzers	100	65	Quaderer, Hans
Luxembourg	□ △	Balzers Luxembourg Sarl, Differdange	60	5	Boghe, Marc
Mexico	□ △	Balzers S.A. de C.V., Queretaro	75.1	30	Hauser, Fritz
Netherlands	△	Unaxis Nederland B.V., Maarssen	100	19	Grafe, Volker
	△	Leybold Vacuum Nederland B.V., Woerden	99.5	9	Hetzel, Roland
Philippines	△	ESEC (Philippines) Inc., Manila	56.8	15	Lee, Giap Yong
Singapore	□ △	Unaxis IT Singapore Pte Ltd., Singapore	100	13	Loh, Benjamin
	□ △	Unaxis Singapore Pte Ltd., Singapore	99.5	28	Liu Kong Wah, Thomas
	□ △	Balzers Coating Pte Ltd., Singapore	100	37	Heng, Siyau Teck
	△	Leybold Vacuum Singapore Pte. Ltd., Singapore	99.5	6	McGrail, Peter
	□	ESEC Industries (Singapore) Pte. Ltd., Singapore	56.8	0	Lee, Giap Yong
	△	ESEC (Asia Pacific) Pte., Ltd., Singapore	56.8	85	Lee, Giap Yong
Spain	□ △	Balzers-ELAY SA, Antzuola	51	52	Biana, Alberto
	△	Leybold Vacuum Spain S.A., Sant Feliu de Llobregat	99.5	13	Hetzel, Roland
Sweden	△	Unaxis Scandinavia (Branch), Västra Frölunda	100	4	Grafe, Volker
	□ △	Balzers Sandvik Coating AB, Stockholm	51	57	Hansson, Göran
	△	Leybold Vacuum Scandinavia AB, Västra Frölunda	99.5	9	Ball, Chris
Switzerland	□ △	Balzers Revêtements SA, Brügg bei Biel	100	24	Angehrn, Anton
	◇	Unaxis SPTech SA, Neuenburg	100	7	Koller, Albert
	○	ESEC Holding SA, Steinhausen	56.8	0	Bagdasarjanz, Felix
	○	ESEC Management SA, Cham	56.8	39	Bagdasarjanz, Felix
	□ ◇	ESEC SA, Cham	56.8	524	Bagdasarjanz, Felix
	○	ESEC Trading SA, Cham	56.8	13	Bagdasarjanz, Felix
	◇	ESEC (Europe) SA, Steinhausen	56.8	34	Meier, Felix
	△	Leybold Vacuum Schweiz AG, Zurich	99.5	10	Hauck, Günter
	○	Unaxis Holding AG, Zurich	100	0	Baumgartner, Beat
	○	Unaxis Management AG, Zurich	100	42	Baumgartner, Beat
	○	Spinnerei Kunz AG, Windisch	100	1	Bürgin, Urs
	□ △ ◇ ○	Contraves Space AG, Zurich	100	330	Somaini, Umberto
	○	Unaxis Trading AG, Trübbach	100	0	Haefeli , Erich

□ Production
△ Distribution
◇ Research, Development
○ Services, Holding

Country	Activity	Name, registered office	Group owns (%)	Number of employees	President
Taiwan	△	Unaxis Taiwan Ltd, Hsin Chu	100	97	Lai, Chung-Ping
	△	ESEC Pacific North (Taiwan) Ltd.	56.8	19	Lee, Giap Yong
	△	Leybold Vacuum Taiwan Ltd., Hsin Chu	100	22	Knobloch, Edgar J.
U.S.A.	○	Unaxis USA Holding Inc., New York	99.8	0	Druggs, Merryl
	□ △ ◇	Unaxis USA Inc., St. Petersburg	99.8	289	Bader, Martin
	□ △	Unaxis Optics USA Inc., Golden CO	99.8	73	Haggerty, Joe H.
	△	ESEC (USA) Inc., Tempe/Phoenix AZ	56.8	29	Connell, Kent
	□ △ ◇	Leybold Materials Inc., Morgan Hill CA	99.8	61	Gore, Mark
	○	Surface Coating Industries Inc., Wilmington	80.83	0	Schulz, Hans
	□ △	Balzers Inc., Amherst NY	99.8	330	Kunz, Christian
	□ △ ◇	Leybold Vacuum Products Inc., Export PA	99.8	177	Hauck, Günter
	○	Leybold Inficon Inc. Syracuse, East Syracuse	99.8	0	Brissenden, James
	□ △	Zevatech, Inc., Apex NC	56.8	23	Glidden, Wayne
	□	AMTI Advanced Manufacturing Technologies, Inc., Apex NC	56.8	0	Bagdasarjanz, Felix

Income statement

in CHF	Notes	2001	2000
Income from investments in subsidiaries	(3)	**291 654 094**	35 490 957
Financial income	(4)	**44 753 183**	30 352 516
Other income		**6 252 524**	3 838 779
		342 659 801	69 682 252
Financial expense	(5)	**– 23 971 044**	– 10 977 305
Other expense		**– 25 781 474**	– 14 514 933
Ordinary income		**292 907 283**	44 190 014
Gain on sales of subsidiaries	(6)	**194 432 418**	36 981 137
Value adjustments on loans to and investments in subsidiaries	(7)	**– 361 836 578**	– 19 187 897
Net income		**125 503 123**	61 983 254

Balance sheet at December 31

Assets
in CHF

Current assets	Notes	**2001**	%	2000	%
Cash and cash equivalents	(8)	**590 872 877**	36.8	148 429 252	8.9
Marketable securities	(9)	**32 370 360**	2.0	34 730 000	2.1
Receivables					
– from third parties		**2 181 146**	0.1	15 036 083	0.9
– from affiliated companies		**12 244 055**	0.8	18 169 575	1.1
Prepaid expenses		**6 535 000**	0.4	19 134 680	1.1
		644 203 438	40.1	235 499 590	14.1
Non-current assets					
Investments in subsidiaries	(10)	**565 212 003**	35.2	872 812 003	52.4
Loans to affiliated companies	(11)	**353 584 628**	22.0	483 910 940	29.1
Loans to third parties	(12)	**42 248 810**	2.7	73 305 695	4.4
		961 045 441	59.9	1 430 028 638	85.9
		1 605 248 879	100.0	1 665 528 228	100.0

Liabilities and shareholders' equity
in CHF

Liabilities	Notes	**2001**	%	2000	%
Current payables					
– to third parties		**266 028**	0.0	0	0.0
– to affiliated companies	(13)	**0**	0.0	283 074 378	17.0
Accrued liabilities		**715 000**	0.1	4 457 840	0.3
Long-term deposits from affiliated companies	(14)	**409 621 441**	25.5	154 168 000	9.2
Bank debt	(15)	**0**	0.0	121 140 000	7.3
Provisions	(16)	**334 238 264**	20.8	341 816 831	20.5
		744 840 733	46.4	904 657 049	54.3
Shareholders' equity					
Share capital	(17)	**263 401 840**	16.4	263 401 840	15.8
Legal reserve		**132 400 089**	8.3	142 790 000	8.6
Free reserve		**260 000 000**	16.2	227 202 410	13.6
Reserve for treasury shares	(18)	**45 119 911**	2.8	34 730 000	2.1
Retained earnings					
– balance at January 1		**33 983 183**	2.1	30 763 675	1.9
– net income		**125 503 123**	7.8	61 983 254	3.7
	(19)	**860 408 146**	53.6	760 871 179	45.7
		1 605 248 879	100.0	1 665 528 228	100.0
Contingent liabilities	(20)	**98 954 000**		74 687 000	

Notes to financial statements

Notes (1–16)

(1) Reporting basis
The Unaxis Holding AG financial statements are prepared in compliance with Swiss Corporate Law. They are a supplement to the consolidated financial statements (pages 58 to 83) prepared according to International Accounting Standards (IAS). While the consolidated financial statements reflect the economic situation of the Group as a whole, the information contained in the Unaxis Holding AG financial statements (pages 90 to 95) relates to the ultimate parent company alone. The retained earnings reported in these financial statements provide the basis for the decision regarding the distribution of earnings to be made during the Annual Shareholders' Meeting.

(2) Significant events during the year
During the first quarter of 2001, 90% of the investment in Pilatus Flugzeugwerke AG was sold. Nimbus Technologies & Engineering Ltd. in Great Britain was acquired in June.

Income statement

(3) Income from investments in subsidiaries
The primary source of this investment income was Unaxis Deutschland Holding GmbH, as well as Unaxis Balzers AG and Unaxis Trading AG. Unaxis Deutschland Holding GmbH distributed an extraordinary dividend in connection with the sale of its Large Area Coating operations which was concluded during the prior year.

(4) Financial income
The increase in financial income resulted primarily from additional interest earned on the higher level of cash and cash equivalents and from exchange gains.

(5) Financial expense
Financial expense increased due to the CHF 12.1 million write-down of treasury shares to their market value at the end of 2001.

(6) Gain on sales of subsidiaries
A gain of CHF 189.5 million was recognized on the sale of Pilatus Flugzeugwerke AG. This gain is stated after deductions for provisions for guarantees and other risks (see note 16). In addition, the sale of a minority interest in Applied Films Corporation resulted in a gain of CHF 4.9 million.

(7) Value adjustments on loans to and investments in subsidiaries
The expense reported includes the valuation adjustment of ESEC shares and also reflects write-offs made in order to reduce the book value of individual investments in subsidiaries to their lower net asset value as of the end of the year. In addition, loans to subsidiaries were written down.

Balance sheet

(8) Cash and cash equivalents
This item is comprised of current balances denominated primarily in CHF and EUR with European banks.

(9) Marketable securities
Marketable securities represent 180 840 (prior year 147 014) registered shares held in treasury which were purchased on the stock market and stated at market value as of December 31 (see also note 18). Due to the rights purchased by participants in the stock option plan, the use of 92 165 shares was restricted as of year-end.

(10) Investments in subsidiaries
As of the balance sheet date, the following significant subsidiaries were included in Unaxis Holding AG's investment portfolio:

See table on page 93.

Investments are valued at historical cost less value allowances. The decrease compared with the prior year is attributable in particular to the sale of the 90% interest in Pilatus Flugzeugwerke AG and the write-down of the investment in ESEC.

(11) Loans to affiliated companies
This item consists of current accounts and of loans granted at prevailing market conditions. The overwhelming portion is denominated in US dollars and Euros, while the remainder in Swiss francs and in various other foreign currencies. The change compared with the prior year represents the net effect of new loans granted, repayments and valuation adjustments.

(12) Loans to third parties
This concerns residual obligations by third parties pertaining to purchase prices.

(13) Current payables to affiliated companies
The obligations existing at the end of the prior year in connection with the internal restructuring related to the IPO of Inficon Holding AG were paid during the year.

(14) Long-term deposits from affiliated companies
Included here are short-term time deposits made with Unaxis Holding AG by affiliated companies for cash management purposes.

(15) Bank debt
As of year-end, no amounts were drawn and outstanding under the Group's global line of credit

(16) Provisions
Of provisions made during prior years, CHF 12.2 million were used to cover the corresponding costs, and CHF 11.0 million were reversed. This reduction was offset by new provisions made in the amount of CHF 15.6 million (also in connection with note 6).

(17) Share capital
The share capital of CHF 263 401 840 is comprised of 13 170 092 registered shares having a nominal value of CHF 20 each. There has been no change compared with the prior year.
As of December 31, 2001, a conditional share capital of CHF 16.8 million and an approved capital of CHF 40.0 million

(10) Investments in subsidiaries

Company	Currency	Share-capital	Investment in %
Balzer and Leybold Taiwan Ltd., HsinChu	TWD	20 000 000	100.0
Balzers Balinit do Brasil Ltda., Jundiai	BRL	2 900 000	93.0
Balzers Coating Private Ltd., Singapore	SGD	6 000 000	100.0
Balzers GmbH, Kapfenberg	EUR	350 000	100.0
Balzers India Ltd., Pune	INR	48 118 000	100.0
Balzers Korea Coating Co. Ltd., Kyongsan	KRW	2 000 000 000	87.5
Balzers Ltd., Milton Keynes	GBP	2 000 000	100.0
Balzers Luxembourg sarl, Differdange	EUR	1 000 000	60.0
Balzers Revêtements SA, Brügg	CHF	2 000 000	100.0
Balzers S.A. de C.V., Queretaro	MXP	23 500 000	75.1
Balzers S.p.A., Brugherio	ITL	250 000 000	100.0
Balzers Sandvik Coating AB, Stockholm	SEK	11 600 000	51.0
Balzers-Elay S.A., Antzuola	ESP	25 000 000	51.0
Contraves Space AG, Zürich	CHF	15 000 000	100.0
Esec Holding AG, Steinhausen	CHF	20 479 450	56.8
Inficon Holding AG, Bad Ragaz	CHF	23 150 000	19.5
Mecanovis AG, Trübbach	CHF	100 000	100.0
Nihon Balzers K.K., Kanagawa	JPY	100 000 000	100.0
Pilatus Flugzeugwerke AG, Stans	CHF	10 000 000	10.0
SA Balzers N.V., St.-Truiden	BEF	25 000 000	100.0
Spinnerei Kunz AG, Windisch	CHF	10 000 000	100.0
Unaxis (Shanghai) Co. Ltd., Shanghai	CNY	37 245 000	100.0
Unaxis Balzers AG, Balzers	CHF	75 000 000	100.0
Unaxis Deutschland Holding GmbH, Hanau	EUR	30 680 000	99.5
Unaxis France Holding SA, St-Thibault	FRF	25 000 000	100.0
Unaxis IT Pte, Singapore	SGD	250 000	100.0
Unaxis Japan Co. Ltd., Tokyo	JPY	450 000 000	100.0
Unaxis Korea Ltd., Sungnam	KRW	1 050 000 000	100.0
Unaxis Management AG, Zürich	CHF	2 000 000	100.0
Unaxis Materials AG Liechtenstein, Balzers	CHF	100 000	100.0
Unaxis Nimbus Ltd., Monmouth	GBP	600	100.0
Unaxis Taiwan Ltd., HsinChu	TWD	20 000 000	100.0
Unaxis TecCenter SA, St-Aubin	CHF	100 000	100.0
Unaxis Trading AG, Trübbach	CHF	8 000 000	100.0
Unaxis USA Holding Inc., New York	USD	24 280 000	61.8

A summary of all companies in which Unaxis Holding AG holds a direct or indirect interest can be found at the end of this report.

were available to the Company, as approved in the Annual Shareholders' Meeting of May 5, 2000.

At the end of 2001, the names of 18 376 registered shareholders in total were entered in the stock register. Ihag Holding AG and Mrs. Hortense Anda-Bührle held 28.3% of shares outstanding. No other shareholders are known to the Company who held over 5% of share capital.

(18) Reserve for treasury shares

This reserve represents the historical cost to the Company of 180 840 treasury shares.

The Board of Directors of Unaxis Holding AG receives a significant portion of their fees in the form of stock options. An additional stock option plan exists for members of corporate management, as well as a stock purchase plan for employees.

In order to insure the Company's ability to meet possible obligations arising from these stock option plans, an additional 45 000 registered treasury shares were acquired on the stock market during 2001, and 11 174 shares were issued to employees at a preferred price (30% below market prices). The difference between the cost of treasury shares and the price issued to employees is included in personnel expense of the corresponding employer (see also note 9).

Notes
(19–20)

(19) Changes in shareholders' equity

in CHF million

	Share-capital	Legal reserve	Reserve for treasury shares	Free reserve	Retained earnings	Total shareholders equity
Balance January 1, 2000	**263.4**	**159.0**	**18.5**		**258.0**	**698.9**
Allocation to free reserve				227.2	– 227.2	0.0
Purchase of treasury shares		– 16.2	16.2			0.0
Net income 2000					62.0	62.0
Balance December 31, 2000	**263.4**	**142.8**	**34.7**	**227.2**	**92.8**	**760.9**
Allocation to free reserve				32.8	– 32.8	0.0
Payment of dividends related to the year 2000					– 26.0	– 26.0
Purchase of treasury shares		– 9.7	9.7			0.0
Net income 2001					125.5	125.5
Balance December 31, 2001	**263.4**	**133.1**	**44.4**	**260.0**	**159.5**	**860.4**

(20) Contingent liabilities

Contingent liabilities relate primarily to guarantees of bank debt and other guarantees for the benefit of affiliated companies.

(21) Related parties

No significant related party transactions were conducted during 2001.

Proposal of the Board of Directors

The Board of Directors recommends at the Annual Shareholders' Meeting on May 7, 2002, that the available earnings for the business year 2001 consisting of:

in CHF	2001	2000
Net income	**125 503 123**	61 983 254
Balance carried forward from the prior year	**33 983 183**	30 763 675
Available earnings	**159 486 306**	92 746 929

be allocated as follows:

Distribution of a gross dividend of CHF 2.– to registered shares entitled thereto	**25 978 504**	25 966 156
Allocation to free reserve	**100 000 000**	32 797 590
Balance to be carried forward	**33 507 802**	33 983 183

Zurich, March 8, 2002
For the Board of Directors
The Chairman
Dr. Willy Kissling

If the proposal of the Board of Directors is approved by the shareholders during their annual meeting, the net dividend payment of CHF 1.30 per registered share will take place beginning May 13, 2002.

Report of the statutory auditors

To the Annual Shareholders' Meeting of Unaxis Holding AG, Zurich:

As auditors of the Group, we have audited the consolidated financial statements (income statement, balance sheet, statement of changes in financial position, statement of changes in shareholders' equity and notes, see pages 90 to 95) of Unaxis Holding AG for the year ended December 31, 2001.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with the law and the Company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

Zurich, March 11, 2002

Ernst & Young AG

Hans-Peter Rudolf
Certified Public Accountant
(Auditor in charge)

Martin Stäubli
Swiss Certified Public Accountant
(Auditor in charge)

Legal structure

Core businesses

Votes owned
- ☐ over 50%
- ☐ between 20% and 50%

Information Technology, Surface Technology, Components and Special Systems

- ☐ Unaxis Management AG, Zurich/CH
- ☐ Unaxis Balzers Aktiengesellschaft, Balzers/FL
  - ☐ Balzers AG, Balzers/FL
- ☐ Unaxis SPTech SA, Neuchâtel/CH
- ☐ Unaxis Trading AG, Trübbach/CH
- ☐ Mecanovis AG, Trübbach/CH
- ☐ Unaxis Holding France SA, St.Thibault des Vignes/FR
  - ☐ Unaxis France SA, Palaiseau/FR
  - ☐ Balzers Revêtement sous vide France SA, St. Thibault des Vignes/FR
  - ☐ Unaxis-Nextral SA, Montbonnet St. Ismier/FR
- ☐ Unaxis Nimbus Ltd., Monmouth/GB
- ☐ Unaxis Singapore IT Pte, Ltd., Singapore/SG
- ☐ Unaxis Singapore Pte, Ltd., Singapore/SG
- ☐ Unaxis (Shanghai) Co. Ltd., Shanghai/CN
- ☐ Unaxis Japan Co. Ltd., Tokyo/JP
- ☐ Unaxis Korea Ltd., Sungnam, Kyungki-Do/KR
- ☐ Unaxis Taiwan, Ltd., Hsin Chu/TW
- ☐ Balzers Ltd., Milton Keynes/GB
- ☐ Balzers Sandvik Coating AB, Stockholm/SE
- ☐ Balzers S.p.A., Brugherio/IT
- ☐ Balzers GmbH, Kapfenberg/AT
- ☐ Balzers-Elay SA, Antzuola/ES
- ☐ Balzers Luxembourg sarl, Differdange/LU
- ☐ Balzers Balinit do Brasil Ltda, Jundiai/BR
- ☐ Balzers SA de C.V., Queretaro/MX
- ☐ Nihon Balzers Co. Ltd., Hiratsuka/JP
- ☐ Balzers India Ltd., Bosahri/Pune/IN
- ☐ Balzers Korea Coating Co. Ltd., Kyongsan/KR
- ☐ Balzers Coating Pte Ltd., Singapore/SG
- ☐ Balzers Revêtement SA, Brugg bei Biel/CH
- ☐ SA Balzers N.V., St.-Truiden/BE
  - ☐ Unaxis Nederland B.V., Maarssen/NL
    - ☐ Unaxis Italia Branch, Arluno/Milan/IT (1)
    - ☐ Unaxis Scandinavia Branch, Västra Frölunda/SE (1)
    - ☐ Unaxis UK Branch, Milton Keynes/GB (1)
- ☐ Leybold Vacuum Taiwan, Ltd., Chutung Hsin Chu/TW
- ☐ Unaxis Deutschland Holding GmbH, Hanau/DE
  - ☐ Leybold Vacuum Korea Ltd., Seoul/KR
  - ☐ Leybold Vacuum Equipment Manufacturing Co. Ltd., Tianjin, Beichen District/CN
  - ☐ Leybold Vacuum Singapore Pte. Ltd., Singapore /SG
  - ☐ Leybold Vacuum Dresden GmbH, Dresden/DE
  - ☐ Leybold Vacuum GmbH, Cologne/DE
    - ☐ Leybold Vacuum Int. Trade Co., Ltd., Tianjin, Beichen District/CN
    - ☐ Leybold Vacuum UK Ltd., London/GB
    - ☐ Leybold Vacuum Schweiz AG, Zurich/CH
    - ☐ Leybold Vacuum Japan Co. Ltd., Yokohama-shi/JP
    - ☐ Leybold Vacuum France SA, Courtaboeuf Cedex/FR
  - ☐ Leybold Vacuum Italia S.p.A., Milan/IT
  - ☐ Leybold Vacuum Nederland B.V., Woerden/NL
  - ☐ Leybold Vacuum Spain S.A., Sant Feliu de Llobregat/ES
  - ☐ Leybold N.V., Nossegem-Zaventem/BE
  - ☐ Leybold Vacuum Scandinavia AB, Västra Frölunda/SE
  - ☐ Balzers und Leybold Vermietungs GmbH & Co. KG, Hanau/DE
  - ☐ Balzers und Leybold Vermietungs- und Verwaltungs GmbH, Hanau/DE
  - ☐ Perfect IT GmbH, Hanau/DE
  - ☐ Unaxis China Ltd., Wanchai, Hong Kong/CN
  - ☐ Unaxis Deutschland Vertriebs GmbH, Munich/DE
  - ☐ Unaxis Optics Deutschland GmbH, Geisenheim/DE
  - ☐ Unaxis Deutschland GmbH, Alzenau/DE
  - ☐ Balzers Verschleissschutz GmbH, Bingen/DE
  - ☐ Unaxis Materials Deutschland GmbH, Hanau/DE
  - ☐ Ebulus Vermietungs GmbH, Dusseldorf/DE
- ☐ Unaxis USA Holding Inc., New York/NY/US
  - ☐ Unaxis USA Inc., St. Petersburg, FL/US
  - ☐ Unaxis Optics, Golden, CO/US
  - ☐ Balzers Inc., Amherst, NY/US
  - ☐ Surface Coating Industries Inc., Wilmington/DE/US
  - ☐ Leybold Vacuum Products Inc., Export/PA/US
  - ☐ Leybold Materials Inc., Morgan Hill/CA/US
  - ☐ Leybold Inficon Inc. Syracuse, East Syracuse/NY/US
  - ☐ Contraves Inc., East Pittsburgh/PA/US
- ☐ Unaxis Materials Aktiengesellschaft, Balzers/FL
- ☐ Contraves Space AG, Zurich/CH
- ☐ Spinnerei Kunz AG, Windisch/CH

Information Technology, Surface Technology Components and Special Systems (ESEC)

- ESEC Holding SA, Steinhausen/CH (2)
  - ESEC Management SA, Cham/CH
  - ESEC SA, Cham/CH
  - ESEC Trading SA, Cham/CH
  - Zevatech AG, Selzach/CH
  - ESEC Semiconductor (Shanghai) Co. Ltd., Shanghai/CN
  - ESEC (Asia Pacific) Pte. Ltd., Singapore/SG
    - ESEC (Philippines) Inc., Manila/PH
    - ESEC Pacific North (Taiwan) Ltd., Hsin Chu/TW
    - ESEC (Hong Kong) Ltd., Hong Kong/CN
  - ESEC (Europe) SA, Steinhausen/CH
    - ESEC (Germany) GmbH, Nurnberg/DE
  - ESEC Industries (Singapore) Pte. Ltd., Singapore/SG
  - ESEC (USA) Inc., Tempe/Phoenix AZ/US
  - ESEC Korea Ltd., Seoul/KR
  - ESEC K.K., Yokohama/JP
  - Zevatech Inc., Apex NC/US
    - AMTI Advanced Manufacturing Technologies, Inc., Apex NC/US

Components and Special Systems

Leybold Optics (sold as of 9/30/2001)

- Leybold Optics GmbH, Hanau/DE
  - Leybold Optics Dresden GmbH, Dresden/DE
  - Leybold Optics France SA, Courtaboeuf Cedex/FR
  - Leybold Optics Iberica, S.A., Sant Feliu de Llobregat/Barcelona/ES
  - Leybold Optics Italia S.r.l., Milan/IT
  - Leybold Optics UK Ltd., London/GB
  - Leybold Optics Japan Co. Ltd., Yokohama-shi/JP
  - Leybold Optics Aktiengesellschaft, Balzers/FL
  - Leybold Optics Korea Ltd., Seoul/KR
  - Leybold Optics Taiwan Ltd., Chutung Hsin Chu/TW
  - Leybold Optics USA Inc., Cary/US

Discontinuing operations

Pilatus (sold as of 1/1/2001)

- Pilatus Flugzeugwerke AG, Stans/CH
  - Pilatus Aircraft Service AG, Stans/CH
  - Pilatus Business Aircraft Limited, Broomfield/CO/US
  - TSA Transairco SA, Geneva/CH
  - Pilatus Australia Pty. Ltd., Canberra/AUS

(1) Branch of Unaxis Nederland B.V., Maarssen/NL
(2) 56.8% interest in shares outstanding

Project Management
Unaxis Management Ltd.
Corporate Communications
Churerstr. 120
P.O. Box
CH-8808 Pfäffikon/SZ

Concept and Text
apr AG for Public Relations, Zurich

Text
McKINIVAN MOOS, Cham

Translation
Craig Crandall, Küsnacht
Sharon Morgenthaler, Wollerau

Design, Production
Denon Publizistik AG, Rapperswil

Printer
gdz AG, Zurich

Photo credits
Marc Wetli, Zurich
Michael Reinhart, Herrliberg
Fotostudio Vurma, Aarau
Meteo Schweiz, Zurich

Unaxis Management Ltd.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon/SZ

Investor Relations

Telephone	+41 (0) 58 360 96 21
Telefax	+41 (0) 58 360 91 93
E-Mail	investor.relations@unaxis.com

Media Relations

Telephone	+41 (0) 58 360 96 49
Telefax	+41 (0) 58 360 91 93
E-Mail	media.relations@unaxis.com